Management's Discussion and Analysis

For the year ended December 31, 2020

The following management discussion and analysis ("MD&A") of the consolidated operations and financial position of Osisko Gold Royalties Ltd ("Osisko Gold Royalties") and its subsidiaries ("Osisko" or the "Company") for the year ended December 31, 2020 should be read in conjunction with the Company's audited consolidated financial statements and related notes for the year ended December 31, 2020. The audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit Committee composed of independent directors. The Audit Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of February 24, 2021, the date when the Board of Directors has approved the Company's audited consolidated financial statements for the year ended December 31, 2020 following the recommendation of the Audit and Risk Committee. All monetary amounts included in this report are expressed in Canadian dollars, the Company's reporting and functional currency, unless otherwise noted. Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the "Forward-Looking Statements" section.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

Description of the Business

Osisko Gold Royalties Ltd is engaged in the business of acquiring and managing precious metal and other high-quality royalties, streams and similar interests in Canada and worldwide. Osisko is a public company traded on the Toronto Stock Exchange and the New York Stock Exchange constituted under the Business Corporations Act (Québec) and is domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's cornerstone asset is a 5% net smelter return ("NSR") royalty on the Canadian Malartic mine, located in Canada.

In November 2020, Osisko completed the spin-out transaction of its mining assets and certain equity investments to Osisko Development Corp. ("Osisko Development"), a newly created company engaged in the exploration, evaluation and development of mining projects in Canada and in Mexico. The common shares of Osisko Development began trading on the TSX Venture Exchange (the "TSX-V") on December 2, 2020 under the symbol "ODV". On December 31, 2020, Osisko held an interest of 84.1% in Osisko Development and, as a result, the assets, liabilities, results of operations and cash flows of the Company consolidate the activities of Osisko Development and its subsidiaries. On February 24, 2021, following financings completed by Osisko Development, the holding was reduced to 77.0%. Osisko Development's main asset is the Cariboo gold project in Canada.

Business Model and Strategy

Osisko is a growth-oriented and Canadian-focused precious metal royalty and streaming company that is focused on maximizing returns for its shareholders by growing its asset base, both organically and through accretive acquisitions of precious metal and other high-quality royalties, streams and similar interests, and by returning capital to its shareholders through a quarterly dividend payment and share repurchases.

Osisko Gold Royalties' main focus is on high quality, long-life precious metals assets located in favourable jurisdictions and operated by established mining companies, as these assets provide the best risk/return profile. The Company also evaluates and invests in opportunities in other commodities and jurisdictions. Given that a core aspect of the Company's business is the ability to compete for investment opportunities, Osisko plans to maintain a strong balance sheet and ability to deploy capital.

Highlights - 2020

  Gold equivalent ounces ("GEOs1") earned of 66,113, excluding 1,754 GEOs earned from the Renard diamond stream in the fourth quarter of 2020 (compared to 78,006 in 2019), above revised guidance;
  Record cash flows provided by operating activities of $108.0 million (compared to $91.6 million in 2019);
  Record revenues from royalties and streams of $156.6 million (compared to $140.1 million in 2019);
  Net earnings attributable to Osisko Gold Royalties' shareholders of $16.9 million, $0.10 per basic share (compared to a net loss of $234.2 million, $1.55 per basic share in 2019);
  Adjusted earnings2 of $43.7 million, $0.27 per basic share (compared to $41.9 million, $0.28 per basic share in 2019);
  As a result of the COVID-19 pandemic, several of Osisko's assets were temporarily placed on care and maintenance by our operating partners mostly during the second quarter;
  Completed the spin-out of mining assets and certain equity positions through a reverse take-over transaction and the creation of a North American gold development company, Osisko Development, which concurrently completed a $100.1 million bought deal financing;
  Closed a non-brokered private placement of $85.0 million with Investissement Québec;
  In December, Osisko Development closed a brokered private placement for gross proceeds of $40.2 million and received proceeds of $73.9 million from a private placement that closed in 2021 (for a total additional financing of $79.8 million);
  Improved its silver stream on the Gibraltar mine by investing $8.5 million to reduce the transfer price from US$2.75 per ounce of silver to nil;
  Commercial production was declared by the operator of the Eagle Gold mine on July 1, 2020, on which the Company holds a 5% NSR royalty;
  Acquired the San Antonio gold project in Mexico for US$42.0 million, which was transferred to Osisko Development in November 2020 ;
  Acquired an additional 15% ownership in a Canadian precious metal royalty portfolio, including royalties on the Island Gold and Lamaque mines;

_________________________________

1 GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period. Refer to the Portfolio of Royalty, Stream and Other Interests section for average metal prices used.

2 "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management's Discussion and Analysis.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report
  Announced that the Renard diamond mine, operated by Stornoway Diamonds (Canada) Inc., restarted operations in September 2020;
  In February 2021, Agnico Eagle Mines Limited ("Agnico Eagle") and Yamana Gold Inc. ("Yamana") announced a positive  construction decision for the Odyssey underground mine project. The preliminary economic study shows a total of 7.29 million ounces of production (6.18 million tonnes at 2.07 g/t Au indicated resources and 75.9 million tonnes at 2.82 g/t Au inferred resources). Underground mine production is planned to start in 2023 and is expected to ramp up to an average of 545,400 gold ounces per year from 2029 to 2039;
  Announced a strategic partnership with Regulus Resources Inc. whereby Regulus has agreed to grant Osisko an initial NSR royalty of 0.75%-1.5% on the Mina Volare claim, part of the larger AntaKori project and certain future royalty rights in exchange for an upfront cash payment of US$12.5 million ($16.6 million);
  Acquired for cancellation 429,722 common shares for $3.9 million (average acquisition cost of $9.15 per share); and
  Declared quarterly dividends totaling $0.20 per common share for 2020.

Highlights - Subsequent to December 31, 2020

  On February 12, 2021, Osisko repaid a $50.0 million convertible debenture and drew its credit facility by the same amount, thereby reducing the interest payable by approximately 1.5% per annum; and
  Declared a quarterly dividend of $0.05 per common share payable on April 15, 2021 to shareholders of record as of the close of business on March 31, 2021.

Uncertainty due to COVID-19

The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, companies and others to attempt to reduce the spread of COVID-19. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 may materially and adversely affect the Company's operations, financial results and condition in future periods are also subject to significant uncertainty. Several of Osisko's operating partners announced temporary operational restrictions during the first and second quarter of 2020 due to the ongoing COVID-19 pandemic, including reduced activities and operations placed on care and maintenance. As of December 31, 2020, all operators have restarted their activities and have reached their pre-COVID-19 level of operations. However, in the current environment, the assumptions and judgements made by the Company are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19 and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions extends, but is not limited to, the Company's valuation of its long-term assets, including the assessment for impairment and impairment reversal. Actual results may differ materially from these estimates.

As a result of the COVID-19 pandemic, the Company took action to protect its employees, contractors and the communities in which it operates. As part of the contingency plan developed by the Company, it closed its offices in March 2020 and provided employees with adequate equipment to allow them to safely work remotely from home.

Spin-out of Mining Assets and Creation of Osisko Development Corp.

On October 5, 2020, Osisko Gold Royalties and Barolo Ventures Corp. ("Barolo") announced a binding letter agreement (the "Letter Agreement") outlining the terms upon which Osisko would transfer certain mining properties (or securities of the entities that directly or indirectly own such mining properties), including the Cariboo gold project, and a portfolio of marketable securities, to Barolo in exchange for common shares of Barolo ("Barolo Shares"), which resulted in a "Reverse Take-Over" of Barolo (the "RTO") under the policies of the TSX-V.

As part of the RTO, Osisko Gold Royalties and Barolo entered into an engagement letter with Canaccord Genuity Corp. and National Bank Financial Inc., on behalf of a syndicate of underwriters (collectively, the "Underwriters"), pursuant to which the Underwriters agreed to sell, on a "bought deal" private placement basis, 13,350,000 subscription receipts of Osisko Subco (as defined below under the section Transaction Particulars) (the "Subscription Receipts") at a subscription price of $7.50 per Subscription Receipt (the "Issue Price") for gross proceeds of $100.1 million (the "Financing"). Each Subscription Receipt entitled the holder thereof to receive, for no additional consideration and without further action on the part of the holder thereof, on or about the date that the RTO is completed, one common share of Osisko Development after giving effect to a 60:1 consolidation of the common shares of Barolo (each, a "Osisko Development Share") and one-half-of-one warrant to purchase an Osisko Development Share (each whole warrant, a "Warrant"). Each Warrant entitles the holder thereof to purchase one Osisko Development Share for $10.00 for an 18-month period following the closing of the RTO (the maturity date was subsequently extended to December 1, 2023).

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

The Underwriters received a cash commission equal to 5.0% of the gross proceeds of the Financing; provided that a reduced cash commission equal to 2.0% was payable to the Underwriters in respect of subscribers on the President's List.

The Financing was closed on October 29, 2020, with the gross proceeds of the Financing held in escrow until the closing of the transaction on November 25, 2020.

Acquisition of Barolo

The net assets of Barolo acquired were recorded at their estimated relative fair market value at the date of closing of the RTO and are summarized below:

Deemed consideration paid for the deemed acquisition of Barolo	$

233,395 common shares of Osisko Development deemed issued	1,751
Transaction fees	500
2,251

Net liabilities deemed assumed

Net liabilities of Barolo	(164)
Net cost of listing	2,415

Attributes of Osisko Development

The formation of Osisko Development creates a leading North-American mine development company with a focus on becoming a significant intermediate gold miner with opportunities for near-term production. Osisko Development will target near-term gold production of over 75,000 ounces per year from Bonanza Ledge II and the San Antonio gold project, followed by production from the company's flagship Cariboo asset. The following mining properties (or securities of the entities that directly or indirectly own such mining properties) and marketable securities were transferred by Osisko to Osisko Development:

  Cariboo gold project (Permitting - British Columbia, Canada)
  San Antonio gold project (Permit Amendment - Sonora, Mexico)
  Bonanza Ledge II (Permit amendment and Construction – British Columbia, Canada)
  James Bay properties (Exploration - Canada)
  Guerrero properties (Exploration - Mexico)
  A portfolio of publicly-listed equity positions

The Cariboo gold project is advancing through permitting as a 4,750 tonne per day underground operation with a feasibility study on track for completion in the second half of 2021. A start of construction is expected in the fourth quarter of 2022 and production is expected to start in 2023.

Osisko Gold Royalties facilitated the acquisition of the San Antonio gold project in the state of Sonora, Mexico for US$42.0 million in return for a 15% precious metal stream. San Antonio provides Osisko Development with potential near-term production and significant upside potential.

The exploration package and equity portfolio contributed to Osisko Development provide further optionality and exposure to highly prospective projects in mining friendly jurisdictions.

Osisko Gold Royalties' Strategy with Respect to Osisko Development

Osisko Gold Royalties acquired or retained the following royalty or stream interests in the assets of Osisko Development:

  5% NSR royalty on the Cariboo gold project and Bonanza Ledge II
  15% gold and silver stream (with ongoing per-ounce payments equal to 15% of the prevailing price of gold and silver, as applicable) on the San Antonio gold project
  3% NSR royalties on the James Bay properties and the Guerrero property

In addition, Osisko Gold Royalties was granted by Osisko Development and its subsidiaries a right of first refusal on all future royalties and streams to be offered by them, a right to participate in buybacks of existing royalties on properties held by them, and other rights customary with a transaction of this nature.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

After the closing of the RTO on November 25, 2020, Osisko Gold Royalties held an 88% interest in Osisko Development (reduced to 77.0% on February 24, 2021, taking into account the financings closed up to that date). Osisko expects the advancement of the assets held by Osisko Development to be funded through the public markets such that Osisko Gold Royalties' ownership in Osisko Development will be diluted as the assets are advanced. Osisko Gold Royalties will also seek to promote a larger trading float for Osisko Development as opportunities arise, while aiming to maximize the value of its investment for shareholders of Osisko Gold Royalties.

Transaction Particulars

On October 23, 2020, a definitive amalgamation agreement (the "Amalgamation Agreement") in respect of the RTO was executed among Osisko Gold Royalties, Barolo, Osisko Development Holdings Inc. ("Osisko Subco"), a wholly-owned subsidiary of Osisko Gold Royalties incorporated under the Business Corporations Act (British Columbia) (the "BCBCA"), and a wholly-owned subsidiary of Barolo ("Barolo Subco").

The Amalgamation Agreement provided for, among other things, a three-cornered amalgamation (the "Amalgamation") pursuant to which (i) Osisko Subco amalgamated with Barolo Subco under Section 269 of the BCBCA to form one corporation ("Amalco"), (ii) the securityholders of Osisko Subco received securities of Osisko Development in exchange for their securities of Osisko Subco, (iii) Amalco merged into Barolo (by way of a voluntary dissolution) to form Osisko Development, and (iv) the transactions resulted in a RTO of Barolo in accordance with the policies of the TSX-V, all in the manner contemplated by, and pursuant to, the terms and conditions of the Amalgamation Agreement.

The Amalgamation Agreement was negotiated at arm's length between representatives of Osisko and Barolo. As part of the RTO, Barolo: (i) changed its name to "Osisko Development Corp."; (ii) changed its stock exchange ticker symbol to "ODV"; (iii) consolidated its common shares on a 60:1 basis; (iv) adopted new by-laws and other corporate policies; adopted new security-based compensation arrangements; (vi) reconstituted the board of directors and management of Osisko Development; and continued its corporate existence under the Canada Business Corporations Act.

Pursuant to the RTO, Osisko received 100,000,100 Osisko Development Shares at a deemed price of $7.50 per share, in exchange for the transfer of the contributed assets (valued at approximately $750 million) to Osisko Development.

For further information on the particulars of the RTO, please refer to the joint news release of Osisko Gold Royalties and Barolo dated October 5, 2020. The full particulars of the RTO, the contributed assets and Osisko Development are described in a Filing Statement prepared in accordance with the policies of the TSX-V. A copy of the Filing Statement is available on SEDAR (www.sedar.com) under Barolo's issuer profile.

Management and Board Composition

The Board of Directors of Osisko Development includes: Sean Roosen (Chair); Charles E. Page (Lead Director); John Burzynski; Joanne Ferstman; Michele McCarthy; Duncan Middlemiss; and Éric Tremblay. Osisko has the right to appoint nominees to the board of Osisko Development; such number of nominees will decrease if Osisko decreases its ownership in Osisko Development over time.

Management of Osisko Development, following the closing of the RTO, includes Sean Roosen (Chair and Chief Executive Officer); Chris Lodder (President); Luc Lessard (Chief Operating Officer); Benoit Brunet (Vice President, Finance, Chief Financial Officer and Corporate Secretary), which has since then resigned and will be replaced by Mr. Alexander Dann; François Vézina (Vice President, Technical Services); Chris Pharness (Vice President, Sustainable Development); Maggie Layman (Vice President, Exploration); and a further technical team that was transferred from Osisko to Osisko Development.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

Portfolio of Royalty, Stream and Other Interests

The following table details the GEOs earned from Osisko Gold Royalties Ltd's producing royalty, stream and other interests:

	Three months ended December 31,		Years ended December 31,
	2020	2019	2020	2019

Gold

Canadian Malartic royalty	8,544	8,382	27,964	33,048
Éléonore royalty	1,377	2,115	4,797	7,699
Seabee royalty (i)	961	712	2,390	3,130
Eagle Gold royalty (ii)	1,609	646	4,953	646
Island Gold royalty (iii)	582	509	1,860	1,947
Pan royalty	506	369	1,752	1,537
Matilda stream/offtake	267	391	886	1,069
Lamaque royalty (iii)	359	229	884	1,053
Brucejack offtake (iv)	-	-	-	1,216
Vezza royalty (v)	-	24	-	623
Bald Mountain royalty	72	140	104	466
Others	156	54	601	316
	14,433	13,571	46,191	52,750

Silver

Mantos Blancos stream	2,375	1,970	8,547	6,329
Sasa stream	950	1,031	3,933	4,023
Gibraltar stream	477	551	2,284	1,969
Canadian Malartic royalty	118	130	400	465
Others	197	157	897	457
	4,117	3,839	16,061	13,243

Diamonds

Renard stream (vi)	1,754	2,574	3,809	9,725
Others	21	53	108	224
	1,775	2,627	3,917	9,949
Other metals

Kwale royalty	258	436	1,675	2,031
Others	-	6	23	33
	258	442	1,698	2,064

Total GEOs	20,583	20,479	67,867	78,006

Total GEOs, excluding GEOs earned on the Renard stream in Q4 2020	18,829	20,479	66,113	78,006

(i) The Seabee mine restarted its operations during the third quarter of 2020 (after a shut-down due to COVID-19), and deliveries to Osisko restarted in October 2020.

(ii) The Company received its first royalty from the Eagle Gold mine in October 2019. The operator declared commercial production on July 1, 2020.

(iii) In August 2020, Osisko acquired the remaining 15% ownership that it did not already own on the Island Gold and Lamaque mines royalties.

(iv) The Brucejack offtake was sold on September 15, 2019.

(v) The Vezza mine ceased its operations in 2019.

(vi) In April 2020, the mine was placed on care and maintenance, given the structural challenges affecting the diamond market sales as well as the depressed prices for diamonds due to COVID-19. In September 2020, the mine restarted its operations.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

GEOs by Product

Average Metal Prices and Exchange Rate

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019

Gold(1)	$1,874	$1,481	$1,770	$1,393
Silver(2)	$24.39	$17.32	$20.54	$16.21

Exchange rate (US$/Can$)(3)	1.3030	1.3200	1.3413	1.3269

(1) The London Bullion Market Association's pm price in U.S. dollars.

(2) The London Bullion Market Association's price in U.S. dollars.

(3) Bank of Canada daily rate.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

Royalty, Stream and Other Interests Portfolio Overview

As at year-end, Osisko owned a portfolio of 144 royalties, streams and offtakes assets, as well as 38 royalty options. The portfolio consists of 131 royalties, 9 streams and 4 offtakes. Currently, the Company has 17 producing assets. The Cariboo royalty and the San Antonio stream are excluded from the number of assets, as these assets, held by Osisko, are cancelled on the accounting consolidation of Osisko Development.

Portfolio by asset stage

Asset stage	Royalties	Streams	Offtakes	Total number of assets

Producing	11	5	1	17
Development (construction)	9	4	2	15
Exploration and evaluation	111	-	1	111
	131	9	4	144

Producing assets

Asset	Operator	Interest	Commodity	Jurisdiction

North America
Canadian Malartic	Agnico Eagle Mines Limited Yamana Gold Inc.	5% NSR royalty	Au, Ag	Canada
Éléonore	Newmont Corporation	2.2-3.5% NSR royalty	Au	Canada
Eagle Gold(i)	Victoria Gold Corp.	5% NSR royalty	Au	Canada
Renard(ii)	Stornoway Diamonds (Canada) Inc.	9.6% stream	Diamonds	Canada
Gibraltar	Taseko Mines Limited	75% stream	Ag	Canada
Seabee	SSR Mining Inc.	3% NSR royalty	Au	Canada
Island Gold(iii)	Alamos Gold Inc.	1.38-3% NSR royalty	Au	Canada
Bald Mtn. Alligator Ridge / Duke & Trapper	Kinross Gold Corporation	1% / 4% NSR royalty	Au	USA
Pan	Fiore Gold Ltd.	4% NSR royalty	Au	USA
Parral	GoGold Resources Inc.	100% offtake	Au, Ag	Mexico
Lamaque South(iii)	Eldorado Gold Corporation	1% NSR royalty	Au	Canada

Outside of North America
Mantos Blancos	Mantos Copper Holding SpA	100% stream	Ag	Chile
Sasa	Central Asia Metals plc	100% stream	Ag	Macedonia
Kwale	Base Resources Limited	1.5% GRR(iv)	Rutile, Ilmenite, Zircon	Kenya
Brauna	Lipari Mineração Ltda	1% GRR(iv)	Diamonds	Brazil
Matilda	Blackham Resources Limited	1.65% stream	Au	Australia
Fruta del Norte	Lundin Gold Inc.	0.1% NSR royalty	Au	Ecuador

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

Key development / exploration and evaluation assets (v)

Asset	Operator	Interest	Commodities	Jurisdiction

Altar	Aldebaran and Sibanye-Stillwater	1% NSR royalty	Cu, Au	Argentina
Arctic	South 32 / Trilogy Metals Inc.	1% NSR royalty	Cu	USA
Amulsar(vi)	Lydian Canada Ventures Corporation	4.22% Au / 62.5% Ag stream	Au, Ag	Armenia
Amulsar	Lydian Canada Ventures Corporation	81.9% offtake	Au	Armenia
Back Forty	Aquila Resources Inc.	18.5% Au / 85% Ag streams	Au, Ag	USA
Canadian Malartic Underground	Agnico Eagle Mines Limited Yamana Gold Inc.	3.0 - 5.0% NSR royalty	Au	Canada
Cariboo(v)	Osisko Development	5% NSR royalty	Au	Canada
Casino	Western Copper & Gold Corporation	2.75% NSR royalty	Au, Ag, Cu	Canada
Cerro del Gallo	Argonaut Gold Inc.	3% NSR royalty	Au, Ag, Cu	Mexico
Copperwood	Highland Copper Company Inc.	3% NSR royalty(vii)	Ag, Cu	USA
Ermitaño	First Majestic Silver Corp.	2% NSR royalty	Au, Ag	Mexico
Hammond Reef	Agnico Eagle Mines Limited	2% NSR royalty	Au	Canada
Hermosa	South 32 Limited	1% NSR royalty	Zn, Pb, Ag	USA
Horne 5	Falco Resources Ltd.	90%-100% stream	Ag	Canada
Ollachea	Kuri Kullu / Minera IRL	1% NSR royalty	Au	Peru
San Antonio(v)	Osisko Development	15% Au stream	Au	Mexico
Santana	Minera Alamos Inc.	3% NSR royalty	Au	Mexico
Spring Valley	Waterton Global Resource Management	0.5% NSR royalty	Au	USA
Upper Beaver	Agnico Eagle Mines Limited	2% NSR royalty	Au, Cu	Canada
Wharekirauponga (WKP)	OceanaGold Corporation	2% NSR royalty	Au	New Zealand
Windfall Lake	Osisko Mining Inc.	2.0 - 3.0% NSR royalty	Au	Canada

(i) The Eagle Gold mine poured its first gold bar in September 2019 and the Company received its first royalty in October 2019. The operator declared commercial production at the Eagle Gold mine on July 1, 2020.

(ii) Osisko became a 35.1% shareholder of the private entity holding the Renard diamond mine on November 1, 2019 (refer to section Credit Bid Transaction - Renard Diamond Mine). In April 2020, the mine was placed on care and maintenance, given the structural challenges affecting the diamond market sales as well as the depressed prices for diamonds due to COVID-19. In September 2020, the mine restarted its operations.

(iii) In August 2020, Osisko acquired the remaining 15% ownership that it did not already own on the Island Gold and Lamaque mines royalties.

(iv) Gross revenue royalty ("GRR").

(v) The 5% NSR royalty on the Cariboo gold project and the 15% gold and silver stream on the San Antonio gold project held by Osisko are not presented as Osisko consolidates the assets of Osisko Development.

(vi) As at December 31, 2019, Lydian International Limited, the owner of the Amulsar project, was granted protection under the Companies' Creditors Arrangement Act. In July 2020, a credit bid was completed and Osisko became a 36.2% shareholder of Lydian Canada Ventures Corporation, which is the private entity now holding the Amulsar project in Armenia.

(vii) 3.0% NSR royalty on the Copperwood project. Upon closing of the acquisition of the White Pine project, Highland Copper Company will grant Osisko a 1.5% NSR royalty on all metals produced from the White Pine project, and Osisko's royalty on Copperwood will be reduced to 1.5%.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

Main Producing Assets

Geographical Distribution of Assets

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

Canadian Malartic Royalty (Agnico Eagle Mines Limited and Yamana Gold Inc.)

The Company's cornerstone asset is a 5% NSR royalty on the Canadian Malartic open pit mine which is located in Malartic, Québec, and operated by the Canadian Malartic General Partnership (the  "Partnership") formed by Agnico Eagle Mines Limited ("Agnico Eagle") and Yamana Gold Inc. ("Yamana") (together the "Partners"). Canadian Malartic is Canada's largest and the world's 14th largest producing gold mine.

Osisko also holds a 5.0% NSR royalty on the East Gouldie and Odyssey South deposits, a 3.0% NSR royalty on the Odyssey North deposit and a 3-5% NSR on the East Malartic deposit, which are located adjacent to the Canadian Malartic mine.

Update on operations

On January 25, 2021, Yamana reported production guidance of 700,000 ounces of gold at Canadian Malartic for the year 2021.

On January 25, 2021, Yamana reported gold production of 172,742 ounces of gold during the fourth quarter at Canadian Malartic and 568,634 ounces of gold for the year, the latter of which is nearly 10,000 higher than original guidance provided in April. The operation processed a record 62,000 tonnes per day during the fourth quarter. Mining is transitioning from the Canadian Malartic pit to the Barnat pit, which is now in commercial production, and 70% of the total tonnes mined in 2021 are expected to come from the higher grade Barnat pit. Production last year was impacted by COVID-19 related restrictions on mining in Québec.

For more information, refer to Yamana's press release dated January 25, 2021 entitled "Yamana Gold Provides 2021-2023 Guidance and Ten-Year Overview" and Yamana's press release dated January 25, 2021 entitled "Yamana Gold Announces Preliminary 2020 Fourth Quarter and Full Year Production, Financial, and Corporate Results", both filed on www.sedar.com as well as the Canadian Malartic mine website at www.canadianmalartic.com.

Odyssey Underground Mine Project Construction

Following the completion of an internal technical study in late 2020, the Partnership has approved the construction of a new underground mining complex at the Odyssey project. The project will be described in a NI 43-101 Preliminary Economic Assessment technical report expected to be filed on SEDAR in March 2021. The basis for the mine plan is a potentially mineable resource of 7.29 million ounces (6.18 million tonnes of 2.07 g/t Au indicated resources and 75.9 million tonnes of 2.82 g/t Au inferred resources). The East Gouldie deposit makes up most of this mineral inventory, whose total inferred resources contains 6.42 million ounces (62.9 million tonnes of 3.17 g/t Au). Combined with the East Malartic and Odyssey deposits the total underground inferred resources contains 13.8 million ounces (177.5 million tonnes of 2.42 g/t Au), as well as indicated resources of 0.86 million ounces (13.3 million tonnes of 2.01 g/t Au). More detail can be found in Agnico Eagles' press release dated February 11, 2021 entitled "Agnico Eagle Reports Fourth Quarter and Full Year 2020 Results" and filed on www.sedar.com.

The Odyssey project hosts three main underground-mineralized zones, which are East Gouldie, East Malartic, and Odyssey, the latter of which is sub-divided into the Odyssey North, Odyssey South and Odyssey Internal zones. For the purpose of the technical study, mineable stope shapes were generated using a gold price of US$1,250 per ounce, consistent with the price used for estimating Canadian Malartic open pit mineral reserves. The shallow mineralized zones located above 600 metres below surface will be mined using a ramp from surface. The deeper mineralized zones below 600 metres from surface will be mined with a production shaft. In December 2020, ramp development was started on the Odyssey project in order to facilitate underground conversion drilling in 2021 and provide access to the Odyssey and East Malartic deposits. At year-end 2020, the ramp had progressed 102 metres, and an additional 1,500 metres of ramp development is planned in 2021.

Production via the ramp is expected to begin at Odyssey South in late 2023, increasing up to 3,500 tonnes per day in 2024.  Collaring of the shaft and installation of the headframe is expected to commence in the second quarter of 2021, with shaft sinking activities expected to begin in late 2022. The shaft will have an estimated depth of 1,800 metres, an expected capacity of approximately 20,000 tonnes per day, and the first loading station is expected to be commissioned in 2027 with modest production from East Gouldie. The East Malartic shallow area and Odyssey North are scheduled to enter into production in 2029 and 2030 respectively.

The forecast parameters surrounding the Company's proposed operations at the Odyssey project were based on the CM Report, which is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the forecast production amounts will be realized.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

Average annual payable production is approximately 545,400 ounces of gold from 2029 to 2039, with total cash costs per ounce of approximately US$630. Sustaining capital expenditures are expected to gradually decline from 2029 to 2039, with an expected average of approximately US$56 million per year. Using a gold price of US$1,550 per ounce and a C$/US$ foreign exchange rate assumption of 1.30, the Odyssey project has an after-tax internal rate of return of 17.5% and an after-tax net present value (at a 5% discount rate) of US$1.143 billion. The project has excellent exploration potential and is currently expected to have a mine life of 17 years, including 10 years of payable gold production averaging 545,400 ounces per year (all numbers on a 100% basis).

At Odyssey, the East Gouldie deposit has the highest tonnage and grade and contains more than 70% of the total ounces produced. The focus of the ongoing diamond drilling campaign from surface is to further define high quality mineral resources by the beginning of 2023 with a drill hole spacing of 75 metres.  Improving the geological confidence of the mineral resources is expected to further de-risk the future production. With additional exploration, the Company believes that additional mineralization will come into the mine plan in the coming years.

Mantos Blancos Stream (Mantos Copper Holding SpA)

Osisko owns a 100% silver stream on the Mantos Blancos mine, which is owned and operated by Mantos Copper Holding SpA ("Mantos"), a private mining company focused on the extraction and sale of copper. The company owns and operates the Mantos Blancos mine and Mantoverde project, located in the Antofagasta and Atacama regions in northern Chile.

Under the stream, Osisko will receive 100% of the payable silver from the Mantos Blancos copper mine until 19.3 million ounces have been delivered (2.1 million ounces have been delivered at December 31, 2020), after which the stream percentage will be 40%. The purchase price for the silver under the Mantos Blancos stream is 8% of the monthly average silver market price for each ounce of refined silver sold and delivered and/or credited by Mantos to Osisko Bermuda Limited ("OBL"), a wholly-owned subsidiary of Osisko.

Update on operations

As per Mantos, production of silver at the Mantos Blancos mine and concentrator plant for the fourth quarter of 2020 of 188,703 ounces of payable silver was lower than the third quarter at 210,040 ounces, due to lower grade (7.08 g/t vs 9.51 g/t), lower recovery (79.9% vs 81.9%) and lower material milled.

The Mantos Blancos Concentrator Debottlenecking Project ("MB-CDP") has achieved a total progress of 66%, below the targeted progress of 78%. The critical path to completion is the installation of the Ball Mill, which has been delayed by a combination of COVID-related impacts and the final alignment of the mill taking longer than planned. Construction is now scheduled to be completed in the second quarter of 2021, and the completion date is now scheduled for the fourth quarter of 2021.

The expansion is expected to increase the throughput of the operation's sulphide concentrator plant from 4.3 million tonnes per year to 7.3 million tonnes per year by the fourth quarter of 2021 and extend the life of the mine to 2035. Annual deliveries of refined silver to Osisko during the first five years following commissioning of the expansion are expected to average approximately 1.2 million ounces of silver per year.

Eagle Gold Royalty (Victoria Gold Corp.)

Osisko owns a 5% NSR royalty on the Dublin Gulch property, which hosts the Eagle Gold mine, owned and operated by Victoria Gold Corp ("Victoria"). The Dublin Gulch gold property is situated in central Yukon Territory, Canada. The Eagle Gold mine poured its first gold on September 18, 2019.

On October 8, 2019, Victoria made its first shipment of doré from the Eagle Gold mine for refining and Osisko received its first delivery under the royalty agreement in October 2019. Commercial production was declared on July 1, 2020.

Update on operations

On January 6, 2021, Victoria reported gold production of 77,748 ounces in the second half of 2020, exceeding the revised guidance of 72,000 to 77,000 ounces. Ore placement on the heap leach pad increased by more than 20% quarter over quarter including over 1 million tonnes of ore stacked on the pad in December. Effective health protection measures are continuing and have safeguarded employees and local residents and enabled mine operations to continue, with no suspected or confirmed cases of COVID-19 at site. Gold production in the fourth quarter of 2020 was 20% higher than in the third quarter of 2020. Ore stacked on the heap leach pad increased by 21% while ore mined increased by 7% quarter over quarter. Ore stacked improved considerably in the fourth quarter and particularly during the second half of November through the end of the year. Total tonnes mined were 19% lower in the fourth quarter versus the third quarter as a result of reduced waste mining. Waste mining was lower in the fourth quarter as considerable waste mining was advanced in the third quarter, setting the Company up well for mining operations in the first quarter of 2021. Both gold grade and metallurgical recovery continue to reconcile well against the reserve model and a significant gold inventory is building on the heap leach pad.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

Reserve and resource estimates

The Eagle and Olive deposits include proven and probable reserves of 3.3 million ounces of gold at July 1, 2019, from 155 million tonnes of ore with an average grade of 0.65 g/t Au, as outlined in a new Technical Report, dated December 6, 2019.  At July 1, 2019, the Eagle pit was estimated to contain 4.4 million ounces of gold in the measured and indicated category (217 million tonnes averaging 0.63 g/t Au), inclusive of proven and probable reserves, and a further 0.4 million ounces in the inferred category (21 million tonnes averaging 0.52 g/t Au). The Olive pit was estimated to contain 0.3 million ounces of gold in the measured and indicated category (10 million tonnes averaging 1.07 g/t Au), inclusive of proven and probable reserves, and a further 0.2 million ounces in the inferred category (7 million tonnes averaging 0.89 g/t Au).

For additional information, please refer to Victoria's press release dated January 6, 2021 entitled "Victoria Gold: Eagle Gold Mine Q4 2020 Production Results", filed on www.sedar.com.

Éléonore Royalty (Newmont Corporation)

Osisko owns a sliding scale 2.0% to 3.5% NSR royalty on the Éléonore gold property located in the Province of Québec and operated by Newmont Corporation ("Newmont"). Osisko currently receives a NSR royalty of 2.2% on production at the Éléonore mine.

Update on operations

On December 8, 2020, Newmont provided 2021 guidance for the Éléonore mine of 270,000 ounces of gold.

On March 23, 2020, Newmont withdrew its 2020 guidance as a result of the COVID-19 pandemic and on July 30, 2020, Newmont released new guidance of 190,000 ounces of gold for 2020 for Éléonore as a result of the COVID-19 pandemic impact on production. In addition, during the Newmont second quarter 2020 earnings conference call held July 30, 2020, Newmont mentioned that it had revised its annual long-term production target for Éléonore to 250,000 ounces of gold.

On March 23, 2020, the operation was placed into care and maintenance after consultation with the local First Nation communities in an effort to mitigate the risk of transmission of the virus to the remote northern communities and to comply with the Québec government's restriction on non-essential travel within the province. In early May, Éléonore began ramping-up operations and the mill restarted at the end of May. The operations continued to ramp up in the third quarter.

Reserve and resource estimates

On February 10, 2021, Newmont updated its mineral reserve and resource estimates for the Éléonore mine as at December 31, 2020. Proven and probable gold mineral reserves and resources remained relatively unchanged after depletion. Proven and probable gold mineral reserves as of December 31, 2020 totaled 1.26 million ounces (7.8 million tonnes grading 5.0 g/t Au). Measured and indicated gold mineral resources as of December 31, 2020 were estimated at 0.44 million ounces (3 million tonnes grading 4.51 g/t Au). Inferred gold mineral resources as of December 31, 2020 were estimated at 0.46 million ounces (2.5 million tonnes grading 5.65 g/t Au).

For additional information, please refer to Newmont press release dated February 10, 2021 entitled "Newmont Reports 2020 Mineral Reserves of 94 Million Gold Ounces Replacing 80 Percent of", Newmont's press release dated July 30, 2020 entitled "Newmont Announces Solid Second Quarter 2020 Results" and Newmont's press release dated December 8, 2020 entitled "Newmont Provides 2021 and Longer-term Outlook", all filed on www.sedar.com.

Sasa Stream (Central Asia Metals plc)

Osisko, through OBL, owns a 100% silver stream on the Sasa mine, operated by Central Asia Metals plc ("Central Asia") and located in Macedonia. The Sasa mine is one of the largest zinc, lead and silver mines in Europe, producing approximately 30,000 tonnes of lead, 22,000 tonnes of zinc and 400,000 ounces of silver in concentrates per annum. OBL's entitlement under the Sasa stream applies to 100% of the payable silver production in exchange for US$5 per ounce (plus refining costs) of refined silver increased annually from 2017, based on inflation (currently US$5.50 per ounce).

Update on operations

On January 11, 2021, Central Asia reported sales of 72,057 ounces of payable silver in the fourth quarter of 2020 for a total of 341,633 ounces of silver in 2020.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

Central Asia is transitioning to cut and fill mining at the Sasa mine which should provide for higher mine recovery and reduced dilution while also leading to an increased production rate targeting 900,000 tonnes per year compared to current guidance of 825,000 to 850,000 tonnes per year.

For more information on the Sasa mine, refer to Central Asia's press release dated January 11, 2021, entitled "2020 Operations Update" available on their website at www.centralasiametals.com.

Seabee Royalty (SSR Mining Inc.)

Osisko holds a 3% NSR royalty on the Seabee gold operations operated by SSR Mining Inc. ("SSR Mining") and located in Saskatchewan, Canada.

Update on operations

On January 19, 2021, SSR Mining reported that it expects to produce 95,000 to 105,000 ounces of gold at Seabee in 2021. It also reported gold production of 82,000 ounces for 2020, in-line with the updated full-year guidance. Gold production was 32,000 ounces in the fourth quarter of 2020.

On September 18, 2020, SSR Mining released updated 2020 guidance at Seabee for 80,000 to 90,000 ounces of gold, compared to SSR Mining's previous guidance of 110,000 to 120,000 ounces, prior to the mine being put on care and maintenance. With respect to the COVID-19 pandemic, Seabee operations were suspended in March 2020 and limited underground development and ore mining operations re-commenced in June 2020. Ore extraction and development rates ramped up through July and milling operations at Seabee commenced in early August. Milling operations re-commenced with ore stockpile providing mill operating flexibility relative to mine extraction. The deliveries under the royalty restarted in October 2020.

SSR Mining continues its strong history of consistent production as well as reserve replacement at the Seabee operation and in 2020, the company announced further investment in exploration at the project. 2020 exploration results include drill intercepts of 7.64 meters of 14.75 g/t Au and 2.62 meters of 28.92 g/t Au in the Santoy Gap Hanging Wall. Additionally, a new discovery was made at Batman Lake including 3.6 meters of 37.95 g/t Au.

For more information, refer to SSR Mining's press release dated September 18, 2020 entitled "SSR Mining Provides Updated Full Year 2020 Outlook of 680,000 to 760,000 Gold Equivalent Ounces at AISC of $965 to $1,040 per Ounce" and SSR Mining's press release dated January 19, 2021 entitled "SSR Mining Achieves 2020 Production Guidance and Provides Full Year 2021 Outlook of 720,000 to 800,000 Gold Equivalent Ounces at AISC of $1,050 to $1,110 per Ounce", both filed on www.sedar.com.

Gibraltar Stream (Taseko Mines Limited)

Osisko owns a 100% silver stream on Taseko Mines Limited's ("Taseko") attributable portion of the Gibraltar copper mine ("Gibraltar"), held by Gibraltar Mines Ltd. ("Gibco") and located in British Columbia, Canada. Under the stream agreement, Osisko will receive from Taseko an amount equal to 100% of Gibco's share of silver production until the delivery to Osisko of 5.9 million ounces of silver and 35% of Gibco's share of silver production thereafter. As of December 31, 2020, a total of 0.7 million ounces of silver have been delivered under the stream agreement.

In April 2020, Osisko invested an additional $8.5 million to amend the silver stream to reduce the transfer price from US$2.75 per ounce of silver to nil. The amendment is effective for ounces deliverable after April 25, 2020.

After a period of cost containment in early 2020, rebounding copper prices allowed Taseko to revert to normal mining rates which started increasing in September 2020.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

Island Gold Royalty (Alamos Gold Inc.)

Osisko owns NSR royalties ranging from 1.38% to 3.00% on the Island Gold mine, operated by Alamos Gold Inc. ("Alamos") and located in Ontario, Canada. In August 2020, the Company acquired the remaining 15% royalty interests that it did not already hold in a portfolio of assets, including NSR royalties on the Island Gold mine.

On December 9, 2020, Alamos reported its 2021 guidance for Island Gold of 130,000 to 145,000 ounces of gold. It also reported that its production remained on track to achieve full year 2020 updated guidance.

On December 11, 2019, Alamos provided its 2020 guidance for Island Gold of 130,000 to 145,000 ounces of gold. Due to COVID-19, operations were suspended on March 25, 2020 given the large portion of the workforce operating on a fly-in, fly-out basis and being housed within a camp located directly within the local community. Alamos withdrew its 2020 guidance on April 2, 2020. Island restarted the Island Gold mine operations in May 2020. On July 29, 2020, Alamos updated its production guidance for Island Gold at 130,000 to 140,000 ounces of gold following the impact of COVID-19.

On July 14, 2020, Alamos reported results of the positive Phase III Expansion Study conducted on its Island Gold mine. Based on the results of the study, the company announced that it would be proceeding with an expansion of the operation to 2,000 tonnes per day ("Shaft Expansion"). This follows a detailed evaluation of several scenarios which demonstrated the Shaft Expansion as the best option, having the strongest economics, being the most efficient and productive scenario, and the best positioned to capitalize on further growth in mineral reserves and resources. The Phase III Expansion Study highlights a potential average annual gold production of 236,000 ounces per year starting in 2025 upon completion of the shaft, representing a 72% increase from the mid-point of previously issued 2020 production guidance. In addition, it forecast a 16-year mine life, double the current eight year mineral reserve life. This estimate is based on a potentially mineable mineral resource of 9.6 million tonnes grading 10.45 g/t Au containing 3.2 million ounces of gold.

Reserves and resources update

On February 18, 2020, Alamos reported that mineral reserves and resources increased at Island Gold by a combined 921,000 ounces of gold, net of mining depletion, including a 21% increase in proven and probable mineral reserves to 1.22 million ounces (3.6 million tonnes grading 10.37 g/t Au), a 46% increase in inferred mineral resources to 2.30 million ounces (5.4 million tonnes grading 13.26 g/t Au) with grades also increasing 13% reflecting higher grade additions in Island East.

The company has also intersected exceptional drill results within Osisko's 2% NSR royalty claims, including 28.97 g/t Au over 21.76 meters and 15.38 g/t Au over 15.02 meters.

For more information, refer to Alamos' press release dated December 11, 2019 entitled "Alamos Gold Provides 2020 Production and Operating Guidance", Alamos' press release dated February 18, 2020 entitled "Alamos Gold Reports Mineral Reserves And Resources For The Year-Ended 2019", Alamos' press release dated March 24, 2020 entitled "Alamos Gold Announces 14 Day Suspension of Operations at Island Gold and Provides Update on Other COVID-19 Measures", Alamos' press release dated April 2, 2020 entitled "Alamos Gold Provides Update on Mulatos and Island Gold Operations", Alamos' press release dated April 29, 2020 entitled "Alamos Reports First Quarter 2020 Results", Alamos press release dated July 13, 2020 entitled "Alamos Gold Reports Additional High-Grade Intercepts Beyond Existing Mineral Resources Across Multiple Areas of Focus at Island Gold", Alamos' press release dated July 14, 2020 entitled "Alamos Gold Announces Phase III Expansion of Island Gold to 2,000 tpd" and Alamos' press release dated October 28, 2020 entitled "Alamos Gold Reports Third Quarter 2020 Results", and Alamos' press release dated December 9, 2020 entitled "Alamos Gold Provides 2021 Production and Operating Guidance", all filed on www.sedar.com.

Renard Stream (Stornoway Diamonds (Canada) Inc.)

Osisko owns a 9.6% diamond stream on the Renard diamond mine operated by Stornoway Diamonds (Canada) Inc. ("Stornoway") and located approximately 350 kilometres north of Chibougamau in the James Bay region of north-central Québec. The Renard stream is secured by a first-ranking security interest over all assets and properties of Stornoway.

A credit bid transaction was closed on November 1, 2019 and Osisko became a 35.1% shareholder of the company holding the Renard diamond mine, Stornoway Diamonds (Canada) Inc., which is considered as an associate since that date.

Under the stream agreement, upon the completion of a sale of diamonds, Osisko remits to Stornoway a cash transfer payment which equals to the lesser of 40% of achieved sales price and US$40 per carat. For the purpose of calculating stream remittances, Stornoway shall separately sell any diamonds smaller than the +7 DTC sieve size that are recovered in excess of the maximum agreed-upon proportion within a sale of run of mine ("ROM") diamonds (the excess small diamonds, or incidentals). In this manner, Stornoway shall restrict the proportion of small diamonds contained in a ROM sale such that the streamers and Stornoway will be fully aligned on upside price exposure with downside protection on price and product mix.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

Update on operations

Stornoway announced in April that it has decided to keep the mine on care and maintenance, given the structural challenges still affecting the diamond market sales as well as the depressed prices for diamonds due to COVID-19. The mine restarted its activities in September 2020 and the first sale from the restart of operations occurred in January 2021.

Stornoway's focus has been on cost reduction while the diamond market recovers. In the fourth quarter of 2020, Stornoway conducted two sales. In the first sale the company sold 203,491 carats at an average price per carat of US$70.66 and in the second sale, the company sold 253,842 carats at a price of US$79.70 per carat, a significant improvement over pre-COVID pricing levels. Stornoway's cost reductions, coupled with strengthening diamond prices resulted in positive cash generation from Renard and no additional drawdowns on the company's working capital facility. Osisko has a 9.6% diamond stream on the Renard mine but has agreed to defer payments from the stream until April 2022. Payments can be made prior to this date if the financial situation of Stornoway permits.

Impairment of assets

Renard mine diamond stream (Stornoway Diamonds (Canada) Inc.)

In March 2020, the selling price of diamonds decreased significantly as a result of the impact of the COVID-19 pandemic on the diamond market. On March 24, 2020, activities at the Renard diamond mine were suspended following the order by the Government of Québec to close all non-essential businesses in response to the COVID-19 outbreak, and on April 15, 2020, despite the announcement by the Government of Québec to include mining activities as an essential service, Stornoway announced the extension of the care and maintenance period of its operations due to depressed diamond market conditions. These were considered as indicators of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at March 31, 2020. The Company recorded an impairment charge of $26.3 million ($19.3 million, net of income taxes) on the Renard diamond stream.

On March 31, 2020, the Renard diamond stream was written down to its estimated recoverable amount of $40.0 million, which was determined by the value-in-use using discounted cash-flows approaches and estimated probabilities of different restart scenarios. The main valuation inputs used were the cash flows expected to be generated by the sale of diamonds from the Renard diamond stream over the estimated life of the Renard diamond mine, the expected long-term diamond prices per carat, a pre-tax real discount rate of 10.0% and weighted probabilities of different restart scenarios.

A sensitivity analysis was performed by management for the long-term diamond price, the post-tax real discount rate and the weighting of the different scenarios (in isolation). If the long-term diamond price per carat applied to the cash flow projections had been 10% lower than management's estimates, the Company would have recognized an additional impairment charge of $4.1 million ($3.0 million, net of income taxes). If the post-tax real discount rate applied to the cash flow projections had been 100 basis points higher than management's estimates, the Company would have recognized an additional impairment charge of $1.9 million ($1.4 million, net of income taxes). If the probabilities of the different restart scenarios had been 10% more negative than management's estimates, the Company would have recognized an additional impairment charge of $5.5 million ($4.0 million, net of taxes).

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

Equity Investments

The Company's assets include a portfolio of shares, mainly of publicly traded exploration and development mining companies. Osisko invests, and intends to continue to invest, from time to time in companies where it holds a royalty, stream or similar interest and in various companies within the mining industry for investment purposes and with the objective of improving its ability to acquire future royalties, streams or similar interests. In addition to investment objectives, in some cases, the Company may decide to take a more active role, including providing management personnel and/or administrative support, as well as nominating individuals to the investee's board of directors. These investments are reflected in investments in associates in the consolidated financial statements and include mainly Osisko Mining Inc. ("Osisko Mining"), Osisko Metals Inc. ("Osisko Metals") and Falco Resources Ltd. ("Falco"). Certain equity positions, including Falco, were transferred to Osisko Development as part of the RTO transaction (please refer to the section Spin-out of Mining Assets and Creation of Osisko Development Corp. of this MD&A for more details).

Osisko may, from time to time and without further notice except as required by law or regulations, increase or decrease its investments at its discretion.

During the year ended December 31, 2020, Osisko acquired equity investments for $32.5 million and disposed investments for $10.9 million, respectively.

Fair value of marketable securities

The following table presents the carrying value and fair value of the investments in marketable securities (excluding notes and warrants) as at December 31, 2020 (in thousands of dollars):

	Osisko Gold Royalties		Osisko Development (i)		Consolidated
Investments	Carrying value (ii)	Fair Value (iii)	Carrying value (ii)	Fair value (iii)	Carrying value (ii)	Fair value (iii)
	$	$	$	$	$	$

Associates	109,583	198,783	9,636	20,951	119,219	219,734
Other	16,974	16,974	98,616	98,616	115,590	115,590
	126,557	215,757	108,252	119,567	234,809	335,324

(i) The investments are held by Barkerville Gold Mines Ltd, a wholly-owned subsidiary of Osisko Development.

(ii) The carrying value corresponds to the amount recorded on the consolidated balance sheet, which is the equity method for investments in associates and the fair value for the other investments, as per IFRS 9, Financial Instruments.

(iii) The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at December 31, 2020.

Main Investments

The following table presents the main investments of the Company in marketable securities as at December 31, 2020 (in thousands of dollars):

Investment	Company holding the investment	Number of Shares Held	Ownership
			%

Osisko Mining	Osisko Gold Royalties	50,023,569	14.5
Osisko Metals	Osisko Gold Royalties	31,127,397	17.4
Falco	Osisko Development (i)	41,385,240	18.2

(i) The investments are held by Barkerville Gold Mines Ltd, a wholly-owned subsidiary of Osisko Development.

Osisko Mining Inc.

Osisko Mining is a Canadian gold exploration and development company focused on its Windfall Lake gold project. Osisko holds a 2.0% - 3.0% NSR royalty on the Windfall Lake gold project, for which a positive preliminary economic assessment was released in July 2018.

In January 2021, Osisko Mining announced a "bought deal" private placement financing of an aggregate of 11,215,000 common shares of the company that will qualify as "flow-through shares" for aggregate gross proceeds of $60.0 million. Osisko Mining granted the underwriters an option to sell an additional 1,870,000 flow-through shares for additional gross proceeds of $10.0 million exercisable 48 hours prior to closing. Osisko did not participated in this financing.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

In June 2020, Osisko Mining closed a $177 million "bought deal" brokered private placement. The net proceeds received from the placement will be used to advance the company's Windfall Lake gold project as well as for working capital and general corporate purposes. Osisko participated in the private placement and bought 4,054,000 units for a subscription amount of $14.8 million. Each unit was comprised of one common share and one-half of one common share purchase warrant. Each full warrant entitles the holders to acquire one common share of Osisko Mining for 18 months from the closing date of the placement at a price of $5.25.

In February 2020, Osisko Mining announced an updated mineral resource estimate on Windfall Lake, increasing the indicated mineral resource estimate by 60% (added 452,000 ounces) and the inferred mineral resource estimate by 66% (added 1,572,000 ounces). The indicated mineral resources on the Windfall Lake gold project are now estimated at 1,206,000 ounces (4,127,000 tonnes grading 9.1 g/t Au) and inferred mineral resources are estimated at 3,938,000 ounces (14,532,000 tonnes grading 8.4 g/t Au), entirely above 1,200 metres vertical depth. For more information, refer to Osisko Mining's press release dated February 19, 2020 entitled "Osisko Windfall Updated Mineral Resource Estimate", filed on www.sedar.com.

In December 2020, Osisko Mining announced a summary of its best exploration results for the year, which included two  meters of 13,634 g/t Au, 28 meters of 202 g/t Au and 14.5 meters of 86 g/t Au. These intervals are uncut and have a true thickness is estimated at 55-80% of drill length. Osisko Mining has over 30 surface and underground drills on site to complete the infill program and explore extensions of the principal mineralized zones, all of which remain open down plunge. The exploration ramp has continued to advance towards Triple Lynx for the next planned bulk sample, and at present they have eight underground rigs on the Lynx infill program. Osisko Mining is working towards the delivery of the next resource update and advancing the feasibility work for the Windfall project. For more information, refer to Osisko Mining's press release dated December 3, 2020 entitled "Osisko Windfall Infill Drill Program 2020 Top 20 Hit Parade", filed on www.sedar.com.

As at December 31, 2020, the Company holds 50,023,569 common shares representing a 14.5% interest in Osisko Mining (15.9% as at December 31, 2019). The Company concluded that it exercises significant influence over Osisko Mining and accounts for its investment using the equity method.

Osisko Metals Incorporated

Osisko Metals is a Canadian base metal exploration and development company with a focus on zinc mineral assets. The company's flagship properties are the Pine Point mining camp, located in the Northwest Territories and the Bathurst mining camp, located in northern New Brunswick. The Company owns a 2.0% NSR royalty on the Pine Point mining camp (acquired in January 2020) and a 1% NSR royalty on the Bathurst mining camp.

Pine Point

On January 11, 2021, Osisko Metals announced its 2021 exploration and development plans for Pine Point, including an updated preliminary economic assessment and submitting the environmental assessment initiation package. On receipt of a positive decision on the environmental assessment, expected in the third quarter of 2023, the project permitting phase will then commence and is expected to be completed by the third quarter of 2024.

On December 30, 2020, Osisko Metals closed a royalty financing with Osisko Gold Royalties Ltd for a further 0.5% NSR royalty on the Pine Point project for cash consideration of $6.5 million (for a total 2% NSR royalty on the Pine Point project,  which is not subject to buy-back rights in favor of Osisko Metals). The company also announced that it has closed a non-brokered private placement, pursuant to which Osisko Metals sold an aggregate of 4,130,250 units of the company at a price of $0.48 per unit for aggregate gross proceeds of $2.0 million. The net proceeds from the financing will be used for the development of Osisko Metals' Pine Point project, specifically drilling and hydrogeological studies, as well as general corporate purposes.

On June 15, 2020, Osisko Metals released a positive independent preliminary economic assessment on the Pine Point project, including the results of an updated mineral resource estimate that converted approximately 25.5% of the global resource to the indicated mineral resource category. The preliminary economic assessment showed an estimated internal rate of return of 29.6% and a mine life of 10 years. The updated mineral resource estimate highlighted indicated mineral resources of 12.9 million tonnes grading 6.29% zinc equivalent ("ZnEq") (4.56% Zn and 1.73% Pb), representing approximately 25.5% of the declared tonnage in the updated 2020 mineral resource estimate. Inferred mineral resources are estimated at 37.6 million tonnes grading 6.80% ZnEq (4.89% Zn and 1.91% Pb). For more information, refer to Osisko Metals' press release dated June 15, 2020 entitled "Osisko Metals Releases Positive Pine Point PEA", filed on www.sedar.com.

The Pine Point mining camp has an inferred mineral resource of 52.4 million tonnes grading 4.64% zinc and 1.83% lead (6.47% ZnEq) as per the 2019 mineral resource estimate. Please refer to the National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") Technical Report entitled "Mineral Resource Estimate Update Pine Point Lead-Zinc Project" dated December 19, 2019 and filed on www.sedar.com for further information.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

As at December 31, 2020, the Company holds 31,127,397 common shares representing a 17.4% interest in Osisko Metals (17.9% as at December 31, 2019). The Company concluded that it exercises significant influence over Osisko Metals and accounts for its investment using the equity method.

Falco Resources Ltd.

Falco's main asset is the Horne 5 gold project, for which a positive feasibility study was released in October 2017. For more information, refer to Falco's press release dated October 16, 2017 and entitled: "Falco Announces Positive Feasibility Study Results on Horne 5 Gold Project" and filed on www.sedar.com.

On October 27, 2020, Falco announced it has entered into agreements with Glencore Canada Corporation and its affiliated companies ("Glencore") related to its flagship Horne 5 project, located in Rouyn-Noranda, Québec. The agreements include a $10.0 million senior secured convertible debenture bridge financing to fund the continued advancement of the Horne 5 project and life of mine copper and zinc concentrate offtake agreements.

In addition to being subject to the applicable legal framework, the development of the Horne 5 project is subject to a contractual framework whereby the obtaining of the required license to operate from Glencore, is subordinated to the entering into a comprehensive financial guarantee arrangement in order to provide adequate financial protection to Glencore's neighboring Horne smelter. Once this condition precedent will be achieved, Falco and Glencore will establish a work plan for the further development of the Horne 5 project, including operational parameters to be complied with by Falco in order to maintain the primacy of Glencore's operation, the whole, in accordance with the agreed upon contractual framework. Based on the foregoing, Falco will not be carrying any dewatering activities prior to finalizing a satisfactory comprehensive financial guarantee framework with Glencore and thereafter agreeing on a mutually satisfactory work plan for the conduct of such activities. A comprehensive financial guarantee framework has been submitted to Glencore.

In February 2019, Osisko provided Falco with a senior secured silver stream credit facility ("Falco Silver Stream") with reference to up to 100% of the future silver produced from the Horne 5 property ("Horne 5") located in Rouyn-Noranda, Québec. As part of the Falco Silver Stream, Osisko will make staged upfront cash deposits to Falco of up to $180.0 million and will make ongoing payments equal to 20% of the spot price of silver, to a maximum of US$6.00 per ounce. The Falco Silver Stream is secured by a first priority lien on the Project and all assets of Falco. The first installment of $25.0 million was made at the closing of the Falco Silver Stream.

In November 27, 2020, a $15.9 million secured senior loan from Osisko Gold Royalties to Falco was amended to become convertible after the first anniversary of its execution date into common shares of Falco at a conversion price of $0.55 per share, subject to standard anti-dilution protections. The convertible debenture continues to bear interest at a rate of 7.0% per annum compounded quarterly and has a maturity date of December 31, 2022. The accrued interest receivable of $1.7 million on the loan prior to its conversion was capitalized to the capital of the note. In addition, Falco issued to Osisko 10,664,324 warrants of Falco, each exercisable for one common share of Falco at an exercise price of $0.69 for a period of 24 months from their date of issuance. The fair value of the warrants was evaluated at $1.1 million using the Black-Scholes model.

For more information, refer to Falco's press release dated August 19, 2019 entitled: "Falco provides Horne 5 project development update", Falco's press release dated October 27, 2020 entitled "Falco Enters Into Agreements With Glencore" and Falco's press release dated November 27, 2020 entitled "Falco completes extension of maturity of its senior loan", all filed on www.sedar.com.

As at December 31, 2020, the Company holds 41,385,240 common shares representing an 18.2% interest in Falco (19.9% as at December 31, 2019). The Company concluded that it exercises significant influence over Falco and accounts for its investment using the equity method.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

Sustainability Activities

Osisko views sustainability as a key part of its strategy to create value for its shareholders and other stakeholders.

The Company focuses on the following key areas:

  Promoting the mining industry and its benefits to society;
  Maintaining strong relationships with the Federal government and the Provincial, Municipal and First Nations governments;
  Supporting the economic development of regions where Osisko operates (directly or indirectly through its interests);
  Supporting university education in mining fields and employee development;
  Promoting diversity throughout the organization and the mining industry; and
  Encouraging our partners companies to adhere to the same areas of focus in sustainability.

Mining Exploration and Evaluation / Development Activities

Following the spin-out of the mining activities of Osisko Gold Royalties to Osisko Development in November 2020, all mining exploration, evaluation and development activities are now managed and financed exclusively by Osisko Development.

Cariboo gold project

In 2020, investments in mining assets and plant and equipment amounted to $86.3 million, mostly on the Cariboo gold property, including $17.1 million in exploration and evaluation activities ($12.5 million, net of exploration credits).

On November 21, 2019, Osisko acquired the Cariboo gold project located in the historical Cariboo Mining District of central British Columbia, Canada, through the acquisition of Barkerville. In November 2020, Osisko transferred its mining assets, including the Cariboo gold project, to a new mining company, Osisko Development, that will concentrate on exploration and development activities of mining projects. Please refer to the section Spin-out of Mining Assets and Creation of Osisko Development Corp. of this MD&A for more details.

Exploration activities and updated mineral resource estimate

In 2020, a total of 59,500 meters and 216 holes were drilled as part of the exploration and category conversion program on the Cariboo gold project on Mosquito Creek (9,400 meters), Lowhee (10,000 meters), Cow (5,300 meters), Valley (25,000 meters), Shaft (3,400 meters), Proserpine (2,800 meters), BC Vein (2,800 meters) and holes drilled for metallurgical or geotechnical purposes (800 meters). Up to eight diamond drill rigs were utilized. The drilling confirmed down dip extensions of mineralized veins and high grade intercepts within the current resource. Osisko Development expanded the new discoveries from 2019 on Lowhee and Proserpine. The objectives of the 2020 exploration program were to test the new brownfield targets adjacent to known deposits, infill high grade Mine Stope Optimizer stopes modelled from the PEA currently classified as inferred and explore depth and strike potential of the known deposits.

In October 2020, Osisko announced an updated mineral resource estimate for the Cariboo gold project of 3.2 million ounces of gold (21.4 million tonnes grading 4.6 g/t Au) in the measured and indicated resource category, and 2.7 million ounces of gold (21.6 million tonnes grading 3.9 g/t Au) in the inferred resource category. Metallurgical testing has shown that the mineralization can be effectively upgraded by flotation and x-ray transmission ore-sorting, owing to the strong association of gold with pyrite. The concentrates can then be processed at the wholly-owned QR mill. This mill is currently being refurbished to treat ore from the BC Vein mine being developed near Wells.

For more information, refer to Barkerville Gold Mines NI 43-101 Technical Report entitled "NI 43-101 Technical Report and Mineral Resource Estimate for the Cariboo Gold Project, British Columbia, Canada" (the "Technical Report") filed on SEDAR (www.sedar.com) on November 17, 2020 under Osisko Gold Royalties' profile.

2021 objectives

Osisko Development is currently conducting an extensive drilling program to expand and delineate the known and new vein corridors and deposits. This exploration is focused on the expansion of the Lowhee Zone and further delineation of the Cow, Valley, Mosquito and Shaft deposits with ten diamond drill rigs. Regional greenfields exploration will occur along the Burns, Yanks and Cariboo Hudson targets and will include geological mapping and geochemical surface sampling.

In 2021, Osisko Development anticipates starting mining operations at its Bonanza Ledge Phase 2 project once all the required permits are obtained. Furthermore, Osisko Development also plans to start the development of an underground portal for the Cow deposit once all required permits are obtained. Finally, Osisko Development will continue developing the Cariboo gold deposit and is working at completing a feasibility study for the second half of 2021.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

San Antonio gold project

In 2020, Osisko acquired the San Antonio gold project in Sonora, Mexico for US$42.0 million. As part of the RTO transaction, Osisko Gold Royalties contributed the San Antonio gold project assets to Osisko Development at the closing of the RTO transaction and retained a 15% gold and silver stream (with ongoing per-ounce payments equal to 15% of the prevailing price of gold and silver, as applicable) on the San Antonio gold project.

In accordance with IFRS 3 Business Combinations, the transaction has been recorded as an acquisition of assets as the acquired assets and assumed liabilities did not meet the definition of a business.

The total purchase price of $68.1 million was allocated to the assets acquired and the liabilities assumed based on the relative fair value at the closing date of the transaction. All financial assets acquired and financial liabilities assumed were recorded at fair value.

The purchase price was calculated as follows:

Consideration paid	$

Issuance of 1,011,374 common shares	15,846
Cash consideration	40,015
Value-added tax paid on acquisition of assets	6,328
Osisko's transaction costs	5,865
68,054

Net assets acquired	$

Inventories	7,899
Inventories - non-current (1)	16,129
Other non-current assets	6,328
Mining interests and plant and equipment	58,368
Accounts payable and accrued liabilities	(11,369)
Provision and other liabilities	(9,301)
68,054

(1) The inventory balance associated with the ore that was not expected to be processed within 12 months of the acquisition date was classified as non-current and is recorded in the other assets line item on the consolidated balance sheets.

In 2020, following the acquisition, Osisko Development has concentrated its efforts in obtaining the required permits and amendments to permits to perform its activities. Osisko Development has filed preventive reports for the processing of the gold stockpile on site and for a 15,000-meter drilling program for the Sapuchi, Golfo de Oro and California zones. Osisko Development also initiated the following activities :

- Commencement of the Environmental Impact Manifest (or Manifestacion de Impacto Ambiental or "MIA");

- A baseline study;

- Awarding the Engineering, Procurment, Construction, Management contract for the process of the stockpile; and

- Purchased a mobile crushing unit that is anticipated to be delivered on site towards the end of the first quarter of 2021.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

Mineral resource estimate

The processing scenario assumes heap leaching of the mineralized material sourced from open pit mining. The mineral resource has been limited to mineralized material that occurs within optimized pit shells.

San Antonio Gold Project Mineral Resource Estimate

Category	Deposit	Tonnes ('000)	Gold Grade g/t	Silver Grade g/t	Gold Ounces ('000)	Silver Ounces ('000,000)
Inferred	Golfo de Oro	11,700	1.3	2.7	503	1.0
	California	4,900	1.2	2.1	182	0.3
	Sapuchi	11,100	1.0	3.4	364	1.2
Total Inferred Resources		27,600	1.2	2.9	1,049	2.5

Mineral Resource Estimate notes:

1. The independent and qualified person for the mineral resource estimates, as defined by NI 43-101, is Leonardo de Souza, MAusIMM (CP), of Talisker Exploration Services Inc.

2. The gold cut-off grade applied to oxide, transition and sulphide ore are 0.32 g/t Au, 0.36 g/t Au and 0.42 g/t Au, respectively.

3. These mineral resources are not mineral reserves as they do not have demonstrated economic viability.

4. The mineral resource estimate follows CIM Definition Standards.

5. The estimate is reported for a potential open pit scenario assuming US$1,550 per ounce of gold.

6. Results are presented in-situ. Ounce (troy) = metric tonnes x grade / 31.103. Calculations used metric units (metres, tonnes, g/t). Any discrepancies in the totals are due to rounding effects. Rounding followed the recommendations as per NI 43-101.

7. Talisker Exploration Services Inc. is not aware of any known environmental, permitting, legal, title-related, taxation, socio- political, marketing or other relevant issues that could materially affect the mineral resource estimate other than those that may be disclosed in a NI 43-101 compliant technical report.

2021 Objectives

Osisko Development is focusing on various activities in 2021 that pertain to permitting, local communities relations, exploration and finally the processing of the ore stockpile on site.

Osisko Develpopment will continue the various permitting activities started in 2020. These activities consist of obtaining the permits for the MIA and the change of Use of Land while continuing the work required to complete the environmental baseline study and the social/community baseline study. As part of the social/community activities, Osisko Development will continue advancing discussions with the impacted local communities with the objective to reach a long term agreement.

Furthermore, Osisko Development will continue to work on the details of the plan to start processing the stockpile currently on site with the objective to have loaded carbon available to be shipped to produce gold before the end of 2021.

Finally, a two phase 35,000-meter drilling campaign is expected to start in the first quarter of 2021 with the objective of delineating high grade zones, expanding resources and reducing strip ratio. Osisko Development expects exploration potential to expand both oxide and sulphide resources as recent metallurgical testing has shown that the sulphide resources are amenable to heap leaching.

James Bay area properties

In October 2020, Osisko announced the spin-out of its mining assets, including the properties in the James Bay area, to  Osisko Development. As part of the transaction, the earn-in agreements with O3 Mining were terminated, so Osisko Development has now complete control over the properties for their exploration and development activities. Osisko Development intends to review each property to maximize their potential value. Please refer to the section Spin-out of Mining Assets and Creation of Osisko Development Corp. of this MD&A for more details.

As at December 31, 2020, the net book value of the James Bay properties, excluding the Coulon zinc project, amounted to $31.1 million.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

Coulon zinc project

As part of the RTO transaction, Osisko Gold Royalties transferred the Coulon zinc project to Osisko Development. The Coulon zinc project is located in the Middle North of the Province of Québec, Canada, and has a net book value of $10.0 million as at December 31, 2020. It is close to an hydroelectric dam and the project can be accessed year-round via the Trans-Taïga road. In 2009, a NI 43-101 Technical Report and Resource Estimate was filed. Indicated resources were estimated at 3,675,000 tonnes grading on average 3.61% Zn, 1.27% Cu, 0.40% Pb, 37.2 g/t Ag et 0.25 g/t Au and inferred resources were estimated at 10,058,000 tonnes grading on average 3.92% Zn, 1.33% Cu, 0.19% Pb, 34.5 g/t Ag et 0.18 g/t Au.

Dividend Reinvestment Plan

Osisko Gold Royalty has a dividend reinvestment plan ("DRIP") that allows Canadian and U. S. shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company's sole election.

As at December 31, 2020, the holders of 11,525,456 common shares had elected to participate in the DRIP, representing dividends payable of $0.6 million. During the year ended December 31, 2020, the Company issued 268,173 common shares under the DRIP, at a discount rate of 3% (198,609 common shares in 2019 at a discount rate of 3%). On January 15, 2021, 37,545 common shares were issued under the DRIP at a discount rate of 3%.

Normal Course Issuer Bid

In December 2020, Osisko Gold Royalties renewed its normal course issuer bid ("NCIB") program. Under the terms of the 2020 NCIB program, Osisko Gold Royalties may acquire up to 14,610,718 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2020 NCIB program are authorized until December 11, 2021. Daily purchases will be limited to 138,366 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2020, being 553,464 common shares.

During the year ended December 31, 2020, Osisko Gold Royalties purchased for cancellation a total of 429,722 common shares under the 2019 NCIB program for $3.9 million (average acquisition price per share of $9.15). During the year ended December 31, 2019, Osisko Gold Royalties purchased for cancellation a total of 983,900 common shares under the 2018 NCIB program for $11.8 million (average acquisition price per share of $12.02).

Gold Market and Currency

Gold Market

Gold prices gained 24.6% in 2020, the biggest annual increase in a decade. Prices have posted a major increase closing 2020 at US$1,888 per ounce compared to the last pm fix of the previous year of US$1,515 per ounce.  The average price for the year was US$377 per ounce higher at US$1,770 per ounce compared to US$1,393 per ounce in 2019. During the fourth quarter of 2020, the gold price remained stable on the London pm fix, closing at US$1,888 per ounce. The average price amounted to US$1,874 per ounce, slightly lower compared to the previous quarter average price of US$1,909, but US$393 higher on a year-over-year basis.

The historical price is as follows:

(US$/ounce of gold)	High	Low	Average	Close

2020	$2,067	$1,474	$1,770	$1,888
2019	1,545	1,270	1,393	1,515
2018	1,355	1,178	1,268	1,279
2017	1,346	1,151	1,257	1,291
2016	1,366	1,077	1,251	1,146

In Canadian dollar terms, the average price per ounce of gold averaged $2,442 in the fourth quarter of 2020, compared to $2,542 in the third quarter, $2,370 in the second quarter and $2,129 in the first quarter. The gold price closed 2020 at $2,403 per ounce, down $114 per ounce from September 30, 2020.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

Currency

The dollar traded between a range of 1.2718 to 1.3349 in the fourth quarter of 2020 to close at 1.3339 on December 31, 2020 compared to a close of 1.3339 on September 30, 2020 and 1.2988 on December 31, 2019. The Canadian dollar averaged 1.3030 in the fourth quarter of 2020 compared to 1.3321 in the third quarter of 2020 and 1.3200 in the fourth quarter of 2019.

The Bank of Canada has taken proactive measures in light of the negative effects to Canada's economy arising from the COVID-19 pandemic and the drop in oil prices. The Bank of Canada lowered its target for the overnight rate by 150 points in just 23 days in March bringing it to an historic low of 0.25%.

The exchange rate for the U.S./Canadian dollar is outlined below:

	High	Low	Average	Close
2020	1.4496	1.2718	1.3415	1.2732
2019	1.3600	1.2988	1.3269	1.2988
2018	1.3642	1.2288	1.2957	1.3642
2017	1.3743	1.2128	1.2986	1.2545
2016	1.4589	1.2544	1.3248	1.3427

Selected Financial Information

(in thousands of dollars, except figures for ounces and amounts per ounce and per share) (1)

	2020	2019	2018
	$	$	$

Revenues	213,630	392,599	490,472
Cash margin (2)	149,930	129,718	119,167
Gross profit	104,325	82,709	66,555

Impairment of assets (3)	(34,298)	(260,800)	(166,316)

Operating income (loss)	41,703	(183,226)	(113,531)
Net earnings (loss) (4)	16,876	(234,195)	(105,587)
Basic and diluted net earnings (loss) per share (5)	0.10	(1.55)	(0.67)

Total assets	2,397,104	1,947,253	2,234,646
Total long-term debt	400,429	349,042	352,769

Average selling price of gold (per ounce sold)
In C$ (6)	2,373	1,817	1,649
In US$	1,782	1,371	1,273

Operating cash flows	107,978	91,598	82,158
Dividend per common share	0.20	0.20	0.20

Weighted average shares outstanding (in thousands)
Basic	162,303	151,266	156,617
Diluted (5)	162,428	151,266	156,617

(1) Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.

(2) Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS. It is calculated by deducting the cost of sales from the revenues. Please refer to the Overview of Financial Results section of this MD&A for a reconciliation of the cash margin per interest.

(3) Including impairment on royalties, streams and other interests, on exploration and evaluation assets, and on investments.

(4) Attributable to Osisko Gold Royalties Ltd's shareholders.

(5) As a result of the net losses for the years 2019 and 2018, all potentially dilutive common shares are deemed to be antidilutive and thus diluted net loss per share is equal to the basic net loss per share.

(6) Using actual exchange rates at the date of the transactions.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

Overview of Financial Results

Financial Summary - 2020

  Record revenues from royalties and streams of $156.6 million ($213.6 million including offtakes) compared to $140.1 million ($392.6 million including offtakes) in 2019;
  Record gross profit of $104.3 million compared to $82.7 million in 2019;
  Impairment charge on royalty, stream and other interests of $26.3 million ($19.3 million, net of income taxes), compared to impairment charges of $193.6 million ($163.4 million, net of income taxes) in 2019;
  Operating income of $41.7 million compared to an operating loss of $183.2 million in 2019;
  Net earnings attributable to Osisko Gold Royalties shareholders of $16.9 million or $0.10 per basic and diluted share, compared to a net loss of $234.2 million or $1.55 per basic and diluted share in 2019;
  Adjusted earnings1  of $43.7 million or $0.29 per basic share1 compared to $41.9 million or $0.28 per basic share in 2019; and
  Record cash flows provided by operating activities of $108.0 million compared to $91.6 million in 2019.

Revenues from royalties and streams increased by $16.5 million in 2020 compared to 2019 as a result of higher gold prices, partially offset by reduced deliveries of precious metals under the royalty and stream agreements as a result of the COVID-19 pandemic. Total revenues, including offtakes, decreased, mainly as a result of the sale of the Brucejack gold offtake on September 15, 2019, partially offset by higher gold prices. Under the offtake agreements, the metal is acquired from the producers at the lowest market price over a certain period of time (quotational period), and is subsequently sold by OBL, resulting in a net profit that will usually vary between 0% and 5% of the sales proceeds. The profit margin is highly impacted by the volatility of commodity prices during the quotational period.

Gross profit amounted to $104.3 million in 2020 compared to $82.7 million in 2019. The increase is mainly due to a higher cash margin as a result of a higher gold price, partially offset by the negative impact of the COVID-19 pandemic on the deliveries of precious metals.

In 2020, the Company generated an operating income of $41.7 million compared to an operating loss of $183.2 million in 2019. The operating income is the result of a higher gross profit, partially offset by an impairment charge on the Renard stream of $26.3 million and higher general and administrative ("G&A") expenses and business development expenses. G&A expenses and business development expenses increased in 2020 as a result of the integration of Barkerville in November 2019, higher professional fees related to the RTO transaction, a non-cash listing fee and higher share-based compensation. In 2019, the Company recorded impairment charges of $243.6 million and a gain on the sale of the Brucejack offtake of $7.6 million.

In 2020, the Company generated net earnings attributable to Osisko Gold Royalties' shareholders of $21.3 million compared to a net loss of $234.2 million in 2019. The variance is mainly due to the impairment charges on royalty, stream and offtake interests of $243.6 million in 2019 compared to $26.3 million in 2020.

Adjusted earnings1 were $43.7 million in 2020, compared to $41.9 million in 2019. The higher gross profit of $21.6 million in 2020 was offset by the gain on disposal of the Brucejack offtake in 2019, higher G&A expenses and business development expenses, higher finance costs and income taxes payable on the San Antonio stream closed prior to the RTO.

Net cash flows provided by operating activities in 2020 was $108.0 million compared to $91.6 million in 2019 as a result of the higher cash margin, partially offset by higher operating expenses.

_________________________________

1 "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

Consolidated Statements of Income (Loss)

The following table presents summarized consolidated statements of income (loss) for the years ended December 31, 2020 and 2019 (in thousands of dollars, except amounts per share):

		2020	2019
		$	$

Revenues	(a)	213,630	392,599

Cost of sales	(b)	(63,700)	(262,881)
Depletion of royalty, stream and other interests	(c)	(45,605)	(47,009)

Gross profit	(d)	104,325	82,709

Other operating expenses
General and administrative	(e)	(25,901)	(23,682)
Business development	(f)	(10,290)	(6,122)
Exploration and evaluation		(131)	(191)
Gain on disposal of stream and offtake interests	(g)	-	7,636
Impairment of assets	(h)	(26,300)	(243,576)

Operating income (loss)		41,703	(183,226)

Other expenses, net	(i)	(14,561)	(91,369)

Earnings (loss) before income taxes		27,142	(274,595)

Income tax (expense) recovery	(j)	(10,913)	40,400

Net earnings (loss)		16,229	(234,195)

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd's shareholders		16,876	(234,195)
Non-controlling interests		(647)	-

Net earnings (loss) per share attributable to Osisko Gold Royalties Ltd's shareholders
Basic and diluted		0.10	(1.55)

(a) Revenues are comprised of the following:

	Years ended December 31,
	2020			2019
	Average selling price per ounce / carat ($)	Ounces / carats sold	Total revenues ($000's)	Average selling price per ounce / carat ($)	Ounces / Carats sold	Total revenues ($000's)

Gold sold	2,373	53,276	126,415	1,817	174,185	316,549
Silver sold	27	2,524,469	67,167	22	2,228,306	48,124
Diamonds sold (i)	94	92,200	8,692	100	179,571	17,967
Other (paid in cash)	-	-	11,356	-	-	9,959
			213,630			392,599

(i) The Renard diamond mine was put on care and maintenance in March 2020, given the structural challenges affecting the diamond market sales as well as the depressed prices for diamonds due to COVID-19. In September 2020, the mine restarted its activities.

The decrease in gold ounces sold in 2020 is mainly the result of the sale of the Brucejack offtake in September 2019 as well as the impact of the COVID-19 pandemic (to a lesser degree). The increase in silver ounces sold in 2020 is mainly the result of higher silver ounces acquired under the stream and offtake agreements.

(b) Cost of sales represents mainly the acquisition price of the metals and diamonds under the offtake and stream agreements, as well as minimal refining, insurance and transportation costs related to the metals received under royalty agreements. The decrease in 2020 is mainly the result of sale of the Brucejack offtake in September 2019 and the impact of the COVID-19 pandemic (to a lesser degree).

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

(c) The royalty, stream and other interests are depleted using the units-of-production method over the estimated life of the properties or the life of the agreement. The decrease in 2020 is due to the reduced deliveries of precious metals due to the COVID-19 pandemic, the mix of sales in 2020 compared to 2019, the sale of the Brucejack offtake in September 2019 as well as the impact of the impairments on the royalty, stream and offtake interests recognized in 2019.

(d) The breakdown of gross profit per nature of interest is as follows (in $000's):

	Years ended December 31,
	2020	2019
	$	$

Royalty interests
Revenues	111,305	97,146
Cost of sales	(512)	(272)
Cash margin	110,793	96,874

Depletion	(23,161)	(20,908)
Gross profit	87,632	75,966

Stream interests
Revenues	45,269	42,976
Cost of sales	(8,988)	(13,437)
Cash margin	36,281	29,539

Depletion	(21,531)	(23,533)
Gross profit	14,750	6,006

Royalty and stream interests Cash margin	147,074	126,413
	93.9%	90.2%

Offtake interests
Revenues	57,056	252,477
Cost of sales	(54,200)	(249,172)
Cash margin	2,856	3,305
	5.0%	1.3%

Depletion	(913)	(2,568)
Gross profit	1,943	737

Total - Gross profit	104,325	82,709

(e) G&A expenses increased to $25.9 million in 2020 compared to $23.7 million in 2019, as a result of higher share-based compensation, higher professional fees and the integration of Barkerville to the consolidated results.

(f) Business development expenses increased to $10.3 million in 2020 compared to $6.1 million in 2019, mainly as a result of additional professional fees related to the RTO transaction ($2.0 million) and a non-cash listing fees ($1.7 million), also related to the RTO transaction.

(g) In 2019, the Company sold back its Brucejack offtake to the operator of the mine for US$41.3 million ($54.8 million) and generated a gain on the sale of US$5.8 million ($7.6 million).

(h) In 2020, the Company recorded an impairment charge of $26.3 million ($19.3 million, net of income taxes) on its Renard diamond stream. The impairment charge is explained in the Impairment of assets section of this MD&A.

In 2019, the Company recorded impairment charges of $86.1 million ($63.2 million, net of income taxes) on its Renard diamond stream, US$61.2 million ($79.8 million) on its Amulsar stream and offtake interests, $27.2 million ($20.0 million, net of income taxes) on its Éléonore royalty and $50.0 million ($37.6 million, net of income taxes) on its Coulon zinc project.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

(i) Other expenses, net, of $14.6 million in 2020 include finance costs of $26.1 million, gains on investments of $13.6 million (including a gain on dilution of investments in associates of $10.4 million) and a share of loss of associates of $7.7 million, partially offset by interest income of $4.6 million and a gain on foreign exchange of $1.0 million.

Other expenses, net, of $91.4 million in 2019 include finance costs of $23.5 million, a share of loss of associates of $22.2 million and losses on investments of $48.4 million (mainly from a net loss on disposal of investments (related to the Barkerville shares held prior to the acquisition)) and an impairment charge of $12.5 million ($10.8 million, net of income taxes) on its net investment in Falco), partially offset by interest and dividend income of $4.6 million.

(j) The effective income tax rate for 2020 is 40.2% compared to 14.7% in 2019. The statutory rate is 26.5% in 2020 and 26.6% in 2019. The elements that impacted the effective income taxes are the non-taxable (or deductible) part of capital gains (or losses) (50%) and non-deductible expenses. Cash taxes of $1.1 million were paid in 2020 and $0.8 million in 2019 and were related to taxes on royalties earned in foreign jurisdictions. In addition, income taxes of US$4.5 million ($5.7 million) will be payable in Mexico in the first quarter of 2021 as a result of the acquisition of the San Antonio stream in 2020.

Liquidity and Capital Resources

As at December 31, 2020, the Company's consolidated cash position amounted to $302.5 million, including cash held by Osisko Development and its subsidiaries amounting to $197.4 million, compared to $108.2 million as at December 31, 2019. Significant variations in the liquidity and capital resources in 2020 are explained below under the Cash Flows section.

On April 1, 2020, the Company completed a private placement of 7,727,273 common shares at a price of $11.00 per common share for total gross proceeds of $85.0 million with Investissement Québec. The net proceeds from the private placement was used for general working capital purposes. The common shares issued under the private placement were subject to a four-month hold period from the date of issuance.

Osisko Development completed a $100.1 million equity financing concurrently with the RTO transaction in October 2020. In addition, on December 30, 2020, Osisko Development completed a brokered private placement of $40.2 million. In December 2020, Osisko Development also received proceeds of $73.9 million from a private placement that was closed in 2021.

The Company has a revolving credit facility (the "Facility") of $400.0 million with a maturity date of November 14, 2023. The Facility has an additional uncommitted accordion of up to $100.0 million for a total availability of up to $500.0 million. The uncommitted accordion is subject to standard due diligence procedures and acceptance of the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company's royalty, stream and other interests. In March 2020, the Company drew US$50.0 million on its credit facility to increase its liquidities in light of the uncertainties created by the COVID-19 pandemic (for a total of US$65.0 million drawn) and repaid US$15.0 million in December 2020. The amount outstanding as at December 31, 2020 was US$50.0 million ($63.7 million). As at December 31, 2020, the unused portion of the credit facility, excluding the $100.0 million accordion, was $336.3 million. In February 2021, the Company drew an additional $50.0 million under the credit facility to repay the outstanding convertible debenture with Investissement Québec.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

Cash Flows

The following table summarizes the cash flows (in thousands of dollars):

	Years ended December 31,
	2020	2019
	$	$
Cash flows
Operations	106,244	96,378
Working capital items	1,734	(4,780)
Operating activities	107,978	91,598
Investing activities	(223,099)	7,562
Financing activities	316,861	(161,910)
Effects of exchange rate changes on cash and cash equivalents	(7,439)	(3,292)
Increase (decrease) in cash	194,301	(66,042)
Cash - beginning of period	108,223	174,265
Cash - end of period	302,524	108,223

Operating Activities

Cash flows provided by operating activities in 2020 amounted to $108.0 million compared to $91.6 million in 2019.  The increase is mainly the result of higher cash margins (revenues less cost of sales) in 2020 resulting from higher gold and silver prices, partially offset by higher G&A expenses and business development expenses.

Investing Activities

Cash flows used in investing activities amounted to $223.1 million in 2020 compared to cash provided by investing activities of $7.6 million in 2019.

In 2020, Osisko acquired the San Antonio gold project for US$42.0 million, including US$30.0 million ($40.0 million) in cash and US$12.0 million ($15.8 million) in shares. In addition, the Company paid US$4.8 million ($6.3 million) in value-added tax on the acquisition of the assets and $5.9 million in transaction costs. Osisko also invested $49.2 million in marketable securities and notes receivable (including $14.8 million for an additional investment in Osisko Mining and $6.0 million to acquire common shares of Minera Alamos Inc.), and $66.1 million in acquisitions of royalty and stream interests (including US$12.5 million through a strategic partnership with Regulus Resources Inc. where Osisko acquired a NSR royalty on the Antakori copper-gold project, $12.5 million to acquire the remaining 15% royalty interests that it did not already hold in a portfolio of assets, including NSR royalties on the Island Gold and Lamaque mines, $8.5 million to improve the Gibraltar silver stream, $13.0 million to acquire a 2.0% NSR royalty on the Pine Point project and $5.0 million to acquire a 3% NSR royalty on the Santana gold project being developed by Minera Alamos Inc.). The Company received proceeds of $10.9 million from the sale of marketable securities and generated $4.8 million following a reduction in restricted cash (from a bond held for site restoration on the Cariboo property). Investments in mining interests and plant and equipment were $71.8 million, mainly on the Cariboo gold property (now managed and financed exclusively by Osisko Development).

In 2019, Osisko invested $62.8 million to acquire investments, including $15.0 million in Victoria, $7.8 million in Osisko Metals, $7.7 million in Osisko Mining and $7.5 million in Barkerville. The Company also invested $77.8 million in acquisitions of royalty and stream interests, including US$25.0 million ($33.4 million) to improve its Mantos Blancos silver stream, the last payments totalling $19.6 million on the Dublin Gulch property NSR royalty (hosting the Eagle Gold project which started production in the third quarter of 2019) and a net payment of $5.0 million on the Falco Silver Stream. The Company also disbursed $39.6 million in short-term investments, including a $15.9 million loan to Falco. Proceeds on disposal of investments generated $130.1 million (mainly for the disposal of the investments in Dalradian Resources Inc.  and Victoria) and proceeds from disposal of royalty and offtake interests generated $57.0 million, mainly from the sale of the Brucejack offtake. Cash acquired through the acquisition of Barkerville amounted to $8.3 million and investments in mining interests, plant and equipment and exploration and evaluation assets were $6.2 million, net of tax credits received.

Financing Activities

In 2020, cash flows provided by financing activities amounted to $316.9 million compared to cash used in financing activities of $161.9 million in 2019.

In 2020, the Company completed a private placement of $85.0 million with Investissement Québec. Osisko drew its revolving credit facility by US$50.0 million ($71.7 million), of which it repaid US$15.0 million ($19.2 million), paid dividends of $28.9 million to its shareholders and invested $3.9 million under its NCIB program. The exercise of share options and shares issued under the share purchase plan generated $7.8 million. Osisko Development completed equity financings of $140.3 million and received proceeds of $73.9 million in 2020 from a private placement that was closed in 2021. Share issue expenses related to Osisko Development financings amounted to $6.0 million.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

In 2019, Osisko repaid its revolving credit facility by a net amount of $10.2 million, paid $129.5 million to acquire and cancel common shares held by Betelgeuse LLC ("Orion"), $13.5 million under the NCIB program and $27.5 million in dividends to its shareholders. The exercise of share options and shares issued under the share purchase plan generated $21.8 million.

Quarterly Information

The selected quarterly financial information(1) for the past eight financial quarters is outlined below:

(in thousands of dollars, except for amounts per share)

	2020				2019
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

GEOs(2)	18,829	16,739	12,386	18,159	20,479	18,123	19,651	19,753
Cash and cash equivalents	302,524	160,705	201,971	158,325	108,223	123,702	83,589	108,497
Short-term investments	3,501	21,568	21,105	21,228	20,704	25,844	16,165	13,119
Working capital	225,643	110,333	162,996	117,090	112,494	150,845	89,668	107,328
Total assets	2,397,104	2,200,070	2,128,588	2,016,189	1,947,253	1,948,355	2,042,960	2,160,816
Total long-term debt	400,429	421,590	421,652	423,499	349,042	347,638	326,050	324,355
Equity	1,841,032	1,638,178	1,604,676	1,492,346	1,493,446	1,506,287	1,534,872	1,727,396
Revenues	213,630	55,707	40,758	52,605	51,032	109,235	131,606	100,726
Net cash flows from operating activities	32,633	36,123	15,422	23,800	17,204	28,294	21,350	24,750
Impairment of assets, net of income taxes	(3,600)	(1,281)	(3,117)	(19,300)	(148,600)	(58,952)	-	(28,600)
Net earnings (loss)(3)	4,632	12,514	13,048	(13,318)	(155,175)	(45,924)	(6,547)	(26,549)
Basic and diluted net earnings (loss) per share	0.03	0.08	0.08	(0.09)	(1.04)	(0.32)	(0.04)	(0.17)
Weighted average shares outstanding (000's)
- Basic	166,093	166,110	164,733	155,374	149,912	144,446	154,988	155,059
- Diluted	166,321	166,397	164,815	155,374	149,912	144,446	154,988	155,059
Share price - TSX - closing	16.13	15.75	13.56	10.50	12.62	12.31	13.65	15.01
Share price - NYSE - closing	12.68	11.83	10.00	7.44	9.71	9.30	10.44	11.24
Warrant price - TSX - closing
OR.WT	0.32	0.34	0.31	0.16	0.25	0.445	0.51	0.80
Debenture price - TSX - closing(4)
OR.DB	106.00	104.00	101.34	94.75	101.08	101.75	102.90	103.00
Price of gold (average US$)	1,874	1,909	1,711	1,583	1,481	1,485	1,309	1,304
Closing exchange rate(5) (US$/Can$)	1.2732	1.3339	1.3628	1.4187	1.2988	1.3243	1.3087	1.3363

(1) Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.

(2) Excluding GEOs for the fourth quarter of 2020 from the Renard diamond stream of 1,754.

(3) Attributable to Osisko Gold Royalties Ltd's shareholders

(4) Osisko 4% convertible debentures is presented by tranche of nominal value of $100.00.

(5) Bank of Canada Daily Rate.

During the fourth quarter of 2020, Osisko Development completed two financings for gross proceeds of $140.3 million. In addition, Osisko Development received gross proceeds of $73.9 million in 2020 from a private placement closed in 2021.

During the third quarter of 2020, the Company acquired the San Antonio gold project in Mexico for US$42.0 million, including $US30.0 million paid in cash and US$12.0 million paid in shares. During the second quarter of 2020, the Company completed a private placement of $85.0 million with Investissement Québec. During the first quarter of 2020, the Company drew US$50.0 million on its revolving credit facility and recorded an impairment charge of $26.3 million ($19.3 million, net of income taxes) on its Renard diamond stream.

During the fourth quarter of 2019, the Company acquired Barkerville for $241.7 million, paid in shares. The Company also incurred impairment charges on assets of $148.6 million ($129.0 million, net of income taxes).

During the third quarter of 2019, the Company repurchased 5,066,218 of its common shares from Orion for $71.4 million, paid in cash (from the sale of all common shares held by Osisko in Victoria). The Company sold its Brucejack offtake for US$41.3 million, of which US$31.2 million ($41.3 million) were received on September 30, 2019. The Company also incurred impairment charges of $48.1 million (net of income taxes) on its royalty, stream and other interests and an impairment charge of $10.8 million (net of income taxes) on a net investment in an associate.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

During the second quarter of 2019, the Company repurchased 7,319,499 of its common shares from Orion for $103.2 million, paid in cash (from the sale of all of the common shares held by Osisko in Dalradian) and in the form of the transfer of investments in associates and other investments. During the first quarter of 2019, the Company recorded an impairment charge of $38.9 million ($28.6 million, net of income taxes) on the Renard diamond stream and fully reimbursed the outstanding amount of $30.0 million under its revolving credit facility.

Fourth Quarter Results

  Revenues from royalties and streams of $48.8 million ($64.6 million including offtakes) compared to $38.9 million ($51.0 million including offtakes) in the fourth quarter of 2019;
  Gross profit of $32.8 million compared to $23.9 million in the fourth quarter of 2019;
  Operating income of $19.3 million compared to an operating loss of $129.9 million in the fourth quarter of 2019;
  Net earnings attributable to Osisko Gold Royalties' shareholders of $4.6 million or $0.03 per basic and diluted share, compared to a net loss of $155.2 million or $1.04 per basic and diluted share in the fourth quarter of 2019;
  Adjusted earnings1  of $12.0 million or $0.07 per basic share1 compared to $10.3 million or $0.07 in the fourth quarter of 2019; and
  Cash flows provided by operating activities of $32.6 million compared to $17.2 million in the fourth quarter of 2019.

Revenues increased by $9.9 million in the fourth quarter of 2020 compared to the fourth quarter of 2019 as a result of higher gold and silver prices.

Gross profit amounted to $32.8 million in the fourth quarter of 2020 compared to $23.9 million in the corresponding period of 2019. The increase is mainly due to the increase in the gold and silver prices in 2020, which increased the cash margins. Depletion expense increased by $1.7 million mainly as a result of the mix of sales in the fourth quarter of 2020 compared to 2019.

In the fourth quarter of 2020, the Company generated operating earnings of $19.3 million compared to an operating loss of $129.9 million in the fourth quarter of 2019. The operating loss in 2019 is the result of impairment charges on royalty, stream and other interests of $93.9 million, including impairment charges of US$51.3 million ($66.7 million) on the Amulsar stream and offtake interests, $27.2 million on the Éléonore royalty, and an impairment charge of $50.0 million on the Coulon zinc project. Excluding the impairment charges, operating income would have been $14.0 million in the fourth quarter of 2019.

The increase in operating income in 2020 (excluding the impairment charges) is mainly the result of higher gross profit and lower G&A expenses, partially offset by higher business development expenses. The decrease in G&A expenses is mainly due to severance payments incurred in the fourth quarter of 2019 following the acquisition of Barkerville. The increase in business development expenses is mainly due to the professional fees related to the RTO transaction of $1.8 million in the fourth quarter of 2020 as well as a non-cash listing fee of $1.7 million.

During the fourth quarter of 2020, the Company generated net earnings attributable to Osisko Gold Royalties' shareholders of $4.6 million compared to a net loss of $155.2 million in the corresponding period of 2019. The variance is mainly due to the higher operating loss in 2019 as well as a net loss on disposal of investments in 2019 (related to the Barkerville shares held prior to the acquisition).

Adjusted earnings(1) were $12.0 million in the fourth quarter of 2020 compared to $10.3 million in the fourth quarter of 2019. The increase was mainly the result of a higher gross profit, partially offset by higher G&A and business development expenses and a higher cash income tax in 2020 (as a result of the acquisition of the San Antonio stream).

Net cash flows provided by operating activities in the fourth quarter of 2020 was $32.6 million compared to $17.2 million in the fourth quarter of 2019. In 2019, an impact on the non-cash working capital items of $8.0 million had negatively impacted the net cash flows provided by operating activities. The higher cash margin also improved the net cash flows provided by operating activities in the fourth quarter of 2020.

Consolidated Statements of Income (Loss)

_________________________________

1 "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

The following table presents summarized consolidated statements of income (loss) for the fourth quarters of 2020 and 2019 (in thousands of dollars, except amounts per share):

		Three months ended December 31,
		2020	2019
		$	$

Revenues	(a)	64,560	51,032

Cost of sales	(b)	(18,236)	(15,265)
Depletion of royalty, stream and other interests	(c)	(13,548)	(11,843)

Gross profit	(d)	32,776	23,924

Other operating expenses
General and administrative	(e)	(7,842)	(8,648)
Business development	(f)	(5,608)	(1,223)
Exploration and evaluation		(23)	(52)
Impairment of assets	(g)	-	(143,876)

Operating income (loss)		19,303	(129,875)

Other expenses, net	(h)	(6,973)	(45,074)

Earnings (loss) before income taxes		12,330	(174,949)

Income tax (expense) recovery	(i)	(8,345)	19,774

Net earnings (loss)		3,985	(155,175)

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd's shareholders		4,632	(155,175)
Non-controlling interests		(647)	-

Net earnings (loss) per share attributable to Osisko Gold Royalties Ltd's shareholders
Basic and diluted		0.03	(1.04)

(a) Revenues are comprised of the following:

	Three months ended December 31,
	2020			2019
	Average selling price per ounce / carat ($)	Ounces / carats sold	Total revenues ($000's)	Average selling price per ounce / carat ($)	Ounces / Carats sold	Total revenues ($000's)

Gold sold	2,444	16,174	39,528	1,945	14,872	28,920
Silver sold	32	551,065	17,637	23	645,497	14,657
Diamonds sold (i)	98	43,904	4,284	95	53,238	5,031
Other (paid in cash)	-	-	3,111	-	-	2,424
			64,560			51,032

(i) The Renard diamond mine was put on care and maintenance in March 2020, given the structural challenges affecting the diamond market sales as well as the depressed prices for diamonds due to COVID-19. In September 2020, the mine restarted its activities.

The increase in gold ounces sold in the fourth quarter of 2020 was mainly the result of higher deliveries under the Parral offtake and the Eagle Gold NSR royalty. The decrease in silver ounces sold in the fourth quarter of 2020 is mainly the result of lower silver ounces acquired under the Parral offtake.

(b) Cost of sales represents mainly the acquisition price of the metals and diamonds under the offtake and stream agreements, as well as minimal refining, insurance and transportation costs related to the metals received under royalty agreements. The decrease in the fourth quarter of 2020 is mainly the result of sale of the Brucejack offtake on September 15, 2019.

(c) The royalty, stream and other interests are depleted using the units-of-production method over the estimated life of the properties or the life of the agreement The increase in the fourth quarter of 2020 is due to the mix of sales in 2020 compared to 2019 as well as the impact of the impairments on the royalty, stream and offtake interests recognized in 2019.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

(d) The breakdown of gross profit per nature of interest is as follows (in $000's):

	Three months ended December 31,
	2020	2019
	$	$

Royalty interests
Revenues	34,393	26,327
Cost of sales	(94)	(18)
Cash margin	34,299	26,309

Depletion	(7,400)	(5,614)
Gross profit	26,899	20,695

Stream interests
Revenues	14,371	12,593
Cost of sales	(3,056)	(3,527)
Cash margin	11,315	9,066

Depletion	(5,940)	(5,996)
Gross profit	5,375	3,070

Royalty and stream interests Cash margin	45,614	35,375
	93.5%	90.9%

Offtake interests
Revenues	15,796	12,112
Cost of sales	(15,086)	(11,720)
Cash margin	710	392
	4.5%	3.2%

Depletion	(208)	(233)
Gross profit	502	159

Total - Gross profit	32,776	23,924

(e) G&A decreased to $7.8 million in the fourth quarter of 2020 compared to $8.6 million in the fourth quarter of 2019. The decrease in G&A expenses is mainly due to severance payments following the Barkerville acquisition in the fourth quarter of 2019.

(f) Business development expenses increased to $5.6 million in the fourth quarter of 2020 compared to $1.2 million in the fourth quarter of 2019. The increase is mainly due additional professional fees related to the RTO transaction ($1.8 million) and a non-cash listing fee of $1.7 million, also related to the RTO transaction.

(g) In the fourth quarter of 2019, the Company recorded impairment charges of $US51.3 million ($66.7 million) on its Amulsar stream and offtake interests, $27.2 million ($20.0 million, net of income taxes) on its Éléonore royalty and $50.0 million ($37.6 million, net of income taxes) on its Coulon zinc project.

(h) Other expenses, net, of $7.0 million in the fourth quarter of 2020 include finance costs of $6.2 million and a share of loss of associates of $3.7 million, partially offset by a net gain on investments of $2.2 million and interest income of $1.1 million.

Other expenses, net, of $45.1 million in the fourth quarter of 2019 include finance costs of $6.2 million and a share of loss of associates of $7.5 million and a net loss on investments of $32.1 million, partially offset by interest income of $1.4 million.

(i) The effective income tax rate for the fourth quarter of 2020 is 67.7% compared to 11.3% in the fourth quarter of 2019. The statutory rate is 26.5% in 2020 and 26.6% in 2019. The elements that impacted the effective income taxes are the non-taxable (or deductible) part of capital gains (or losses) (50%) and non-deductible expenses. Cash taxes of $0.2 million were paid in the fourth quarters of 2020 and 2019 and were related to taxes on royalties earned in foreign jurisdictions. In addition, income taxes of US$4.5 million ($5.7 million) will be payable in Mexico in the first quarter of 2021 as a result of the acquisition of the San Antonio stream in the fourth quarter of 2020.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

Outlook

Osisko's 2021 outlook on royalty, stream and offtake interests is largely based on publicly available forecasts from our operating partners. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers or uses management's best estimate.

GEOs and cash margin by interest, excluding the Renard stream, are estimated as follows for 2021:

	Low	High	Cash margin
	(GEOs)	(GEOs)	(%)

Royalty interests	59,750	62,800	100
Stream interests	17,400	18,250	87
Offtake interests	850	950	3
	78,000	82,000	97*

* Excluding the offtake interests

For the 2021 guidance estimate, deliveries of silver and cash royalties have been converted to GEOs using commodity prices of US$1,800 per ounce of gold, US$25 per ounce of silver and an exchange rate (US$/C$) of 1.28. Any GEOs (and the related cash margin) from the Renard diamond stream were excluded from the outlook above. For 2021, GEOs from the Renard diamonds stream are estimated at 8,126 GEOs; however, for the remainder of 2021, Osisko has committed to reinvest the net proceeds from the stream through the bridge loan facility provided to the operator.

Corporate Update

Following the closing of the RTO transaction, Mr. Sean Roosen was appointed executive chair of Osisko Gold Royalties and Chair and Chief Executive Officer of Osisko Development, and Mr. Sandeep Singh was appointed President and Chief Executive Officer of Osisko Gold Royalties.

On January 13, 2021, Osisko Gold Royalties announced the appointment of Ms. Heather Taylor as Vice President, Investor Relations.

On January 20, 2021, Osisko Gold Royalties announced the appointment of Ms. Candace MacGibbon to its board of directors.

Segment Disclosure

Following the acquisition of Barkerville in November 2019, the chief operating decision-maker organizes and manages the business under two operating segments: (i) acquiring and managing precious metal and other royalties, streams and similar interests, and (ii) the exploration, evaluation and development of mining projects. The assets, liabilities, revenues, expenses and cash flows of Osisko and its subsidiaries, other than Osisko Development and its subsidiaries, are attributable to the precious metal and other royalties, streams and similar interests operating segment. The assets, liabilities, revenues, expenses and cash flows of Osisko Development and its subsidiaries are attributable to the exploration, evaluation and development of the mining projects operating segment. Prior to the acquisition of Barkerville, the Company had only one operating segment, which was the acquiring and managing precious metal and other royalties, streams and similar interests. The comparative figures have been restated to conform to the actual segments.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

The following table presents the main assets, liabilities, revenues, expenses and cash flows per operating segment (in thousands of dollars):

	Year ended December 31, 2020
	Royalties, streams and similar interests (i)	Mining exploration, evaluation and development (ii)	Intersegment transactions(iii)	Consolidated
	$	$	$	$

Cash	105,097	197,427	-	302,524
Current assets	117,592	218,478	(882)	335,188
Investments in associates and other investments	166,589	110,144	-	276,733
Royalty, stream and other interests	1,203,781	-	(87,653)	1,116,128
Mining interests and plant and equipment	9,011	407,000	73,501	489,512
Exploration and evaluation assets	-	41,869	650	42,519
Goodwill	111,204	-	-	111,204
Total assets	1,609,349	802,144	(14,384)	2,397,104

Long-term debt	400,429	-	-	400,429

Revenues	213,630	-	-	213,630
Gross profit	104,325	-	-	104,325
Operating expenses	(28,021)	(8,301)	-	(36,322)
Impairments	(36,298)	-	-	(36,298)
Net earnings (loss)	23,501	(7,272)	-	16,229

Cash flows from operating activities	113,962	(5,984)	-	107,978
Cash flows from investing activities	(161,131)	(61,968)	-	(223,099)
Cash flows from financing activities	109,444	207,417	-	316,861

	Year ended December 31, 2019
	Royalties, streams and similar interests (i)	Mining exploration, evaluation and development (ii)	Intersegment transactions(iii)	Consolidated
	$	$	$	$

Cash	100,217	8,006	-	108,223
Current assets	127,547	12,882	-	140,429
Investments in associates and other investments	113,169	58,357	-	171,526
Royalty, stream and other interests	1,187,082	-	(56,570)	1,130,512
Mining interests and plant and equipment	9,915	277,208	56,570	343,693
Exploration and evaluation assets	-	42,949	-	42,949
Goodwill	111,204	-	-	111,204
Total assets	1,608,353	338,900	-	1,947,253

Long-term debt	349,042	-	-	349,042

Revenues	392,599	-	-	392,599
Gross profit	82,709	-	-	82,709
Operating expenses	(26,151)	(3,844)	-	(29,995)
Gain on disposal of an offtake interest	7,636	-	-	7,636
Impairments	(198,315)	(62,485)	-	(260,800)
Net loss	(158,493)	(75,702)	-	(234,195)

Cash flows from operating activities	99,266	(7,668)	-	91,598
Cash flows from investing activities	4,854	2,708	-	7,562
Cash flows from financing activities	(161,910)	-	-	(161,910)

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries.

(ii) Osisko Development Corp. and its subsidiaries as at December 31, 2020 (represents the assets of Barkerville and the other mining assets transferred to Osisko Development through the RTO transaction (Note 7) as at December 31, 2019).

(iii) The adjustments are related to intersegment balances and to royalties and streams held by Osisko Gold Royalties on assets held by

(iv) Osisko Development, which are cancelled on the consolidation.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

Royalty, stream and other interests - Geographic revenues

All of the Company's revenues are attributable to the precious metal and other royalties, streams and similar interests operating segment. Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the years ended December 31, 2020 and 2019, royalty, stream and other interest revenues were mainly earned from the following jurisdictions (in thousands of dollars):

	North America	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2020
Royalties	106,780	554	52	3,919	-	111,305
Streams	13,999	19,862	2,098	-	9,310	45,269
Offtakes	57,056	-	-	-	-	57,056

	177,835	20,416	2,150	3,919	9,310	213,630

2019
Royalties	93,092	330	59	3,665	-	97,146
Streams	21,588	11,849	2,005	-	7,535	42,977
Offtakes	252,476	-	-	-	-	252,476

	367,156	12,179	2,064	3,665	7,535	392,599

For the year ended December 31, 2020, one royalty interest generated revenues of $66.8 million ($61.1 million for the year ended December 31, 2019), which represented 43% of revenues (44% of revenues for the year ended December 31, 2019) (excluding revenues generated from the offtake interests).

For the year ended December 31, 2020, revenues generated from precious metals and diamonds represented 94% and 4%, respectively, of total revenues (92% and 6% excluding offtakes, respectively). For the year ended December 31, 2019, revenues generated from precious metals and diamonds represented 94% and 5%, respectively, of total revenues (84% and 13% excluding offtakes, respectively).

Royalty, stream and other interests - Geographic net assets

The following table summarizes the royalty, stream and other interests by country, as at December 31, 2020 and 2019, which is based on the location of the property related to the royalty, stream or other interests (in thousands of dollars):

	North America	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

December 31, 2020
Royalties	576,835	46,374	9,924	8,313	-	15,215	656,661
Streams	172,879	183,679	1,481	-	28,392	54,510	440,941
Offtakes	5,690	-	8,119	-	4,717	-	18,526

	755,404	230,053	19,524	8,313	33,109	69,725	1,116,128

December 31, 2019
Royalties	560,246	31,657	9,961	10,488	-	15,215	627,567
Streams	194,344	198,021	2,435	-	28,963	59,401	483,164
Offtakes	6,689	-	8,282	-	4,810	-	19,781

	761,279	229,678	20,678	10,488	33,773	74,616	1,130,512

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

Exploration, evaluation and development of mining projects

The inventories, mining interests, plant and equipment and exploration and evaluation assets related to the exploration, evaluation and development of mining projects (excluding the intersegment transactions) are located in Canada and in Mexico, and are detailed as follow as at December 31, 2020 and 2019 (in thousands of dollars):

	December 31, 2020			December 31, 2019
	Canada	Mexico	Total	Canada	Mexico	Total
	$	$	$	$	$	$
Assets
Inventories	1,599	25,705	27,304	1,656	-	1,656
Mining interests, plant and equipment	344,903	62,097	407,000	277,208	-	277,208
Exploration and evaluation assets	40,680	1,189	41,869	41,725	1,224	42,949
Total assets	704,998	97,146	802,144	337,615	1,285	338,900

Related Party Transactions

An amount of $0.8 million (including sales taxes) is receivable from associates and included in amounts receivable as at December 31, 2020 ($0.5 million as at December 31, 2019).

In 2020, interest revenues of $1.0 million ($0.9 million in 2019) were accounted for with regards to notes receivable from associates. As at December 31, 2020, interests receivable from associates of $1.9 million are included in amounts receivable ($0.9 million as at December 31, 2019). Loans, notes receivable, and the convertible debenture from associates amounted to $33.4 million as at December 31, 2020 ($24.7 million as at December 31, 2019) and are included in short-term investments and other investments on the consolidated balance sheets.

In 2019, two notes receivable from Falco amounting to $20.0 million were applied against the first installment of a secured silver stream credit facility (Note 16) and the related interests receivable of $1.8 million were converted into common shares of Falco.

Additional transactions with related parties are described under the sections: Spin-out of Mining Assets and Creation of Osisko Development Corp.; Portfolio of Royalty, Stream and Other Interests; and Equity Investments.

Contractual Obligations and Commitments

Investments in royalty and stream interests

As at December 31, 2020, significant commitments related to the acquisition of royalties and streams are detailed in the following table:

Company	Project (asset)	Installments	Triggering events

Aquila Resources Inc.	Back Forty project (gold stream)	US$2.5 million US$5.0 million	Completion of an equity financing for proceeds of no less than US$6.0 million. Receipt of all material permits for the construction and operation of the project.
		US$25.0 million	Pro rata to drawdowns on debt finance facility.

Falco Resources Ltd.	Horne 5 project (silver stream)	$20.0 million	Receipt of all necessary material third-party approvals, licenses, rights of way and surface rights on the property.
		$35.0 million	Receipt of all material construction permits, positive construction decision, and raising a minimum of $100.0 million in non-debt financing.
		$60.0 million	Upon total projected capital expenditure having been demonstrated to be financed.
		$40.0 million (optional)	Payable with fourth installment, at sole election of Osisko, to increase the silver stream to 100% of payable silver (from 90%).

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

Offtake and stream purchase agreements

The following table summarizes the significant commitments to pay for gold, silver and diamonds to which Osisko has the contractual right pursuant to the associated precious metals and diamond purchase agreements:

	Attributable payable production to be purchased			Per ounce/carat cash payment (US$)			Term of agreement	Date of contract
Interest	Gold	Silver	Diamond	Gold	Silver	Diamond
Amulsar stream(1),(7)	4.22%	62.5%		$400	$4		40 years	November 2015
Amulsar offtake(2),(7)	81.91%			Based on quotational period			Until delivery of 2,110,425 ounces Au	November 2015
Back Forty stream(3)	18.5%	85%		30% spot price (max $600)	$4		Life of mine	March 2015 (silver) Nov. 2017 (gold) Amended June 2020
Mantos Blancos stream(4)		100%			8% spot		Life of mine	September 2015 Amended Aug. 2019
Renard stream			9.6%			Lesser of 40% of sales price or $40	40 years	July 2014 Amended Oct. 2018
Sasa stream(5)		100%			$5		40 years	November 2015
Gibraltar stream(6)		75%			nil		Life of mine	March 2018 Amended April 2020

(1) Stream capped at 89,034 ounces of gold and 434,093 ounces of silver delivered.  Subject to multiple buy-down options: 50% for US$34.4 million and US$31.3 million on 2nd and 3rd anniversary of commercial production, respectively.

(2) Offtake percentage will increase to 84.87% if Lydian elects to reduce the gold stream as outlined above. The Amulsar offtake applies to the sales from the first 2,110,425 ounces of refined gold, of which 1,853,751 ounces are attributable to OBL (less any ounces delivered pursuant to the Amulsar stream).

(3) The gold stream will be reduced to 9.25% after the delivery of 105,000 gold ounces.

(4) The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 40%.

(5) 3% or consumer price index (CPI) per ounce price escalation after 2016.

(6) Under the silver stream, transfer payments were totaling US$2.75 per ounce of silver delivered up to April 24, 2020 and nil thereafter following an amendment to the silver stream agreement in April 2020. Osisko will receive from Taseko an amount equal to 100% of Gibco's share of silver production, which represents 75% of Gibraltar mine's production, until reaching the delivery to Osisko of 5.9 million ounces of silver, and 35% of Gibco's share of silver production thereafter.

(7) In December 2019, Lydian International Limited, the owner of the Amulsar project, was granted protection under the Companies' Creditors Arrangement Act. In July 2020, Osisko became a shareholder of Lydian following a credit bid transaction (36.2% as at December 31, 2020).

(8) The San Antonio stream was not included because it is cancelled on the accounting consolidation of Osisko Development.

Financial liabilities

As at December 31, 2020, all financial liabilities to be settled in cash or by the transfer of other financial assets mature within 90 days, except for the convertible debentures, the revolving credit facility and the lease liabilities, which are described below (in thousands of dollars):

	As at December 31, 2020
	Amount payable		Estimated annual payments
	at maturity	Maturity	2021	2022	2023	2024	2025-2029
	$		$	$	$	$

Conv. debenture (2016)(i)	50,000	February 12, 2021	50,236	-	-	-	-
Conv. debentures (2017)	300,000	December 31, 2022	12,000	312,000	-	-	-
Lease liabilities	-	December 31, 2029	1,915	2,135	1,920	1,284	6,422
Revolving credit facility(i),(ii)	63,660	November 14, 2023	2,716	2,716	66,150	-	-

	413,660		66,867	316,851	68,070	1,284	6,422

(i) The convertible debenture was repaid in February 2021, and the Company drew its credit facility for the same amount.

(2) The interest payable is based on the actual interest rate as at December 31, 2020.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

Off-balance Sheet Items

There are no significant off-balance sheet arrangements, other than the contractual obligations and commitments mentioned above.

Outstanding Share Data

As of February 24, 2021, 167,332,681 common shares were issued and outstanding. A total of 4,127,690  share options and 5,480,000 warrants were outstanding to purchase common shares. Convertible senior unsecured debentures of $300.0 million are outstanding and convertible at the holder's option into Osisko common shares at a conversion price of $22.89 per common share, representing a total of 13,106,160 common shares if all the debentures were converted.

Subsequent Events to December 31, 2020

Dividend

On February 24, 2021, the Board of Directors declared a quarterly dividend of $0.05 per common share payable on April 15, 2021 to shareholders of record as of the close of business on March 31, 2021.

Financings - Osisko Development Corp.

On January 8, 2021, Osisko Development closed the first tranche of non-brokered private placement for 9,346,464 units of Osisko Development at a price of $7.50 per unit for aggregate gross proceeds of approximately $68.6 million. Each unit consists of one common share of Osisko Development and one-half of one common share purchase warrant of Osisko Development, with each whole warrant entitling the holder thereof to acquire one common share of Osisko Development at a price of $10.00 per share on or prior to December 1, 2023.

On February 5, 2021, Osisko Development closed the final tranche of non-brokered private placement for 1,515,731 units of Osisko Development at a price of $7.50 per unit for aggregate gross proceeds of approximately $11.2 million. Each unit consists of one common share of Osisko Development and one-half of one common share purchase warrant of Osisko Development, with each whole warrant entitling the holder thereof to acquire one common share of Osisko Development at a price of $10.00 per share.

The proceeds of the financing will be used to further develop the Cariboo gold project, advance the San Antonio gold project towards production and for general corporate purposes.

After these financings, the Company's interest in Osisko Development decreased to 77.0%.

On February 16, 2021, Osisko Development announced a $30.0 million flow-through private placement of 1,657,800 flow-through shares at a price of $9.05 per share and 1,334,500 charity flow-through shares at a price of $11.24 per share. In addition, the underwriters have been granted an option, exercisable in whole or in part up to 48 hours prior to the closing of the private placement, to purchase up to 15% of the number of offered shares at their respective issue price. The private placement is expected to close on or about March 18, 2021, and is subject to certain conditions including, but not limited to, regulatory approvals, including conditional listing approval of the TSX-V.

Risks and Uncertainties

The Company is a royalty, stream, and offtake interests holder and investor that operates in an industry that is dependent on a number of factors that include environmental, legal and political risks, the discovery of economically recoverable resources and the conversion of these mineral resources to mineral reserves and the ability of third-party partners to maintain an economic production. An investment in the Company's securities is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in Osisko's most recent Annual Information Form and the other information filed with the Canadian securities regulators and the U.S Securities and Exchange Commission ("SEC") as well as the additional risks listed below before investing in the Company's securities. If any of such described risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company's business. For information on risks and uncertainties, please also refer to the Risk Factors section of Osisko's most recent Annual Information Form filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") of the Company are responsible for establishing and maintaining the Company's disclosure controls and procedures ("DCP") including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company's management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

As required by applicable Canadian securities laws and Rule 13a-15(b) under the Exchange Act, the Company conducted an evaluation, under the supervision and with the participation of the management, including the CEO and CFO, of the effectiveness of the design and operation of the Company's DCP as of December 31, 2020. Based on this evaluation, the CEO and CFO concluded that the design and operation of the Company's DCP were effective as of December 31, 2020.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The CEO and CFO have also evaluated the effectiveness of the Company's ICFR as required by National Instrument 52-109 issued by the Canadian Securities Administrators and rules 13a-15 and 15d-15 under the Exchange Act based on the framework and criteria established in Internal Control - Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on this evaluation, the CEO and CFO concluded that the Company's ICFR was effective as of December 31, 2020.

On August 21, 2020, the Company completed its acquisition of the San Antonio gold project ("San Antonio") through the acquisition of Sapuchi Minera S. de R.L. de C.V. Accordingly, the acquired assets and liabilities of San Antonio are included in the consolidated balance sheet as at December 31, 2020 and the results of its operations and cash flows are reported in the consolidated statement of income (loss) and cash flows from August 21, 2020 to December 31, 2020. The Company has elected to exclude San Antonio from the Company's assessment of internal control over financial reporting as of December 31, 2020.  San Antonio represented approximately 4.0% of the consolidation total assets and had no revenues for the year ended December 31, 2020.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, have audited the Company's consolidated financial statements for the year ended December 31, 2020 and have issued an audit report dated February 24, 2021 on the Company's ICFR based on the framework and criteria established in Internal Control - Integrated Framework (2013) as issued by COSO of the Treadway Commission.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

Basis of Presentation of Consolidated Financial Statements

The consolidated financial statements for the year ended December 31, 2020 have been prepared in accordance with the IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in the consolidated financial statements are consistent with those of the previous financial year, except as otherwise disclosed below.

The significant accounting policies of Osisko are detailed in the notes to the audited consolidated financial statements for the year ended December 31, 2020, filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Amendments to IAS 1 Presentation of Financial Statements

The IASB has made amendments to IAS 1 Presentation of Financial Statements which use a consistent definition of materiality throughout IFRS and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information.  In particular, the amendments clarify that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity. Materiality depends on the nature or magnitude of information, or both. An entity assesses whether information, either individually or in combination with other information, is material in the context of its financial statements taken as a whole. The Company adopted IAS 1 on January 1, 2020, which did not have a significant impact on the consolidated financial statements disclosures.

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions.  Actual results could differ from those estimates.

Critical accounting estimates and assumptions as well as critical judgements in applying the Company's accounting policies are detailed in the audited consolidated financial statements for the year ended December 31, 2020, filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2020, filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com

Technical information

The scientific and technical information contained in this MD&A has been reviewed and approved by Mr. Guy Desharnais,  who is "Qualified Persons" ("QP") as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures including "Adjusted Earnings" and "Adjusted Earnings per basic share" to supplement its consolidated financial statements, which are presented in accordance with IFRS.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Adjusted Earnings and Adjusted Earnings per Basic Share

"Adjusted earnings" is defined as "Net earnings (loss)" adjusted for certain items: "Foreign exchange gain (loss)", "Impairment of assets", including impairment on financial assets and investments in associates, "Gains (losses) on disposal of exploration and evaluation assets", "Unrealized gain (loss) on investments", "Share of loss of associates", "Deferred income tax expense (recovery)" and other unusual items such as transaction costs.

Adjusted earnings per basic share is obtained from the "adjusted earnings" divided by the "Weighted average number of common shares outstanding" for the period.

	Three months ended December 31,		Years ended December 31,
	2020	2019	2020	2019

(in thousands of dollars, except per share amounts)	$	$	$	$

Net earnings (loss) attributable to Osisko Gold Royalties' shareholders	4,632	(155,175)	16,876	(234,195)

Adjustments:
Impairment of royalty, stream and other interests	-	148,600	26,300	248,300
Impairment of investments	2,694	-	7,998	12,500
Foreign exchange loss (gain)	514	756	(652)	1,901
Unrealized (gain) loss on investments	(5,186)	27,357	(21,952)	31,161
Share of loss of associates	3,723	7,521	7,657	22,209
Deferred income tax expense (recovery)	2,170	(19,930)	3,760	(41,197)
Costs related to the acquisition of Barkerville	-	1,216	-	1,216
Costs related to the RTO transaction, including the deemed listing fees of Osisko Development	3,453	-	3,729	-

Adjusted earnings	12,000	10,345	43,716	41,895

Weighted average number of common shares outstanding (000's)	166,093	149,912	162,303	151,266

Adjusted earnings per basic share	0.07	0.07	0.27	0.28

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

Forward-looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management's expectations regarding Osisko's growth, results of operations, estimated future revenues, carrying value of assets, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on gold, silver, diamonds, other commodities and currency markets are forward-looking statements. In addition, statements (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, any estimate of gold equivalent ounces to be received in 2021, the realization of the anticipated benefits deriving from Osisko's investments and transactions, Osisko's ability to seize future opportunities.  Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation:  fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, stream or other interests; the unfavorable outcome of litigation relating to any of the properties in which Osisko holds a royalty, stream or other interests; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty, stream or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty, stream or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, the integration of acquired assets and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such response and the potential impact of COVID-19 on Osisko's business, operations and financial condition and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company's ongoing income and assets relating to determination of its PFIC status; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. For additional information on risks, uncertainties and assumptions, please refer to the Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements.  Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports its mineral reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101, Standards of Disclosure for Mineral Properties ("NI 43-101"). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). U.S. reporting requirements are currently governed by the SEC's Industry Guide 7 ("Guide 7"). This MD&A includes estimates of mineral reserves and mineral resources reported in accordance with NI 43-101. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Consequently, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of Guide 7. Osisko also reports estimates of "mineral resources" in accordance with NI 43-101. While the terms "Mineral Resource," "Measured Mineral Resource," "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized by NI 43-101, they are not defined terms under Guide 7 and, generally, U.S. companies reporting pursuant to Guide 7 are not permitted to report estimates of mineral resources of any category in documents filed with the SEC. As such, certain information contained in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC pursuant to Guide 7. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

(Signed) Sandeep Singh Sandeep Singh President and Chief Executive Officer February 24, 2021

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Annual Report

Corporate Information

Osisko Gold Royalties Ltd	Osisko Bermuda Limited
1100 av. des Canadiens-de-Montréal	Cumberland House
Suite 300	1 Victoria Street
Montréal, Québec, Canada H3B 2S2	Hamilton HM11
Tel.: (514) 940-0670	Bermuda
Fax: (514) 940-0669	Tel.: (441) 824-7474
Email: info@osiskogr.com	Fax: (441) 292-6140
Web site: www.osiskogr.com	Michael Spencer, Managing Director

Osisko Development Corp.
1100 av. des Canadiens-de-Montréal
Suite 300
Montréal, Québec, Canada H3B 2S2
Tel.: (514) 940-0685
Fax: (514) 940-0687
Email: info@osiskodev.com
Web site: www.osiskodev.com

Directors	Officers
Sean Roosen, Executive Chair	Sean Roosen, Executive Chair
Joanne Ferstman, Lead Director	Sandeep Singh, President and Chief Executive Officer
The Hon. John R. Baird	Guy Desharnais, Vice President, Project Evaluation
Françoise Bertrand	Iain Farmer, Vice President, Corporate Development
John F. Burzynski	André Le Bel, Vice President, Legal Affairs and
Christopher C. Curfman	Corporate Secretary
Candace MacGibbon	Frédéric Ruel, Vice President, Finance and Chief
William Murray John	Financial Officer
Pierre Labbé	Heather Taylor, Vice President, Investor Relations
Charles E. Page
Sandeep Singh

Qualified Person (as defined by NI 43-101)
Guy Desharnais, P. Geo, Vice-President, Project Evaluation

Exchange listings

Toronto Stock Exchange

- Common shares:  OR

- Warrants:  OR.WT (Exercise price: $36.50 / Expiry date: March 5, 2022)

- Convertible debentures: OR.DB (Conversion price: $22.89 / Maturity date: December 31, 2022)

New York Stock Exchange

- Common shares:               OR

Dividend Reinvestment Plan

Information available at http://osiskogr.com/en/dividends/drip/

Transfer Agents

Canada: AST Trust Company (Canada)

United States of America: American Stock Transfer & Trust Company, LLC

Auditors

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.